UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

GENOPTIX, INC.

(Name of Subject Company)

GENOPTIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Tina S. Nova, Ph.D.

President and Chief Executive Officer

Genoptix, Inc.

1811 Aston Avenue

Carlsbad, CA 92008

(760) 268-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq.

Barbara L. Borden, Esq.

J. Patrick Loofbourrow, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is Genoptix, Inc., a Delaware corporation (“Genoptix” or the “Company”). The address of the principal executive offices of the Company is 1811 Aston Avenue, Carlsbad, CA 92008, and its telephone number is (760) 268-6200.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (the “Shares”). As of the close of business on January 21, 2011, there were 17,692,447 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. The Company’s website is www.genoptix.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer (the “Offer”) by GO Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a direct wholly-owned subsidiary of Novartis Finance Corporation, a New York corporation (“Parent”) and an indirect wholly-owned subsidiary of Novartis AG, a stock corporation organized under the laws of Switzerland (“Novartis”), disclosed in a Tender Offer Statement on Schedule TO, dated January 28, 2011 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $25.00 per share (the “Offer Price”), net to the seller in cash, without interest and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2011. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 24, 2011 (the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company, with the Company being the surviving corporation (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares that are held by (i) the Company, Parent, Purchaser, Novartis or any of their respective wholly-owned subsidiaries, which will cease to exist with no consideration to be paid in exchange therefor, and (ii) stockholders of the Company, if any, who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive cash, without interest thereon and less any required withholding taxes, in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is 12:00 midnight, New York City time, on Friday, February 25, 2011 (which is the end of the day on February 25, 2011), subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been respectively filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

According to the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 608 Fifth Avenue, New York, NY 10020 and their telephone number is 212-307-1122.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company after acquiring a majority of the Shares pursuant to the Offer (such time hereinafter referred to as the “Offer Acceptance Time”) other than at a meeting of the stockholders of the Company.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates.

The Company’s executive officers and the members of its board of directors may be deemed to have interests in the Transactions that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management;” “Compensation Discussion and Analysis;” “Summary Compensation Table;” “Grants of Plan-Based Awards;” “Outstanding Equity Awards at Fiscal Year-End;” “Option Exercises and Stock Vested Table;” “Post-Employment Compensation;” “Potential Payment Under Employment Arrangements;” “Director Compensation;” and “Certain Relationships and Related Transactions.”

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of January 21, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 127,808 Shares, excluding shares issuable upon exercise of options to purchase Shares and upon the vesting of restricted stock units, which are discussed below. If the directors and executive officers were to tender all 127,808 of those Shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $3,195,200 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of January 21, 2011, and the amount of cash consideration they will receive for those Shares.

Executive Officer/Director	Number of Shares Owned	Value of Shares Owned
Robert E. Curry, Ph.D.	2,500	$62,500
Karin Eastham	6,000	$150,000
Michael A. Henos	4,514	$112,850
Laurence R. McCarthy, Ph.D.	6,875	$171,875
Tina S. Nova, Ph.D.	32,813	$820,325
Geoffrey M. Parker	501	$12,525
Andrew E. Senyei, M.D.	23,696	$592,400
Christine A. White, M.D.	4,418	$110,450
Samuel D. Riccitelli	19,928	$498,200
Douglas A. Schuling	16,692	$417,300
Christian V. Kuhlen, M.D., Esq.	9,871	$246,775
All directors and executive officers as a group (11 persons)	127,808	$3,195,200

Acceleration of Option Vesting; Treatment of Options

The table below sets forth information regarding the vested and unvested options to purchase Shares (the “Company Stock Options”) held by the Company’s directors and executive officers as of January 21, 2011 that, if they have an exercise price per share less than the Offer Price, will be exchanged at the Effective Time into the right to receive the amount per share, if any, by which the Offer Price exceeds the exercise price of the Company Stock Option. If the exercise price per share is equal to or greater than the Offer Price, the Company Stock Options will be canceled without payment of consideration, and all rights with respect to such options will terminate at the Effective Time. In addition, the table below sets forth the consideration that the holders of such Company Stock Options will be entitled to receive at the Effective Time. Pursuant to the terms of the Merger Agreement, the vesting of unvested Company Stock Options will be accelerated in connection with the Merger. The table below reflects the number of vested and unvested options held by the Company’s directors and executive officers, assuming the Effective Time occurs on February 28, 2011, and reflects the gross amount payable to the Company’s directors and executive officers with respect to their Company Stock Options (without taking into account any applicable tax withholdings). For purposes of the following table, any option that will vest upon consummation of the Offer are considered unvested options in the table below.

	Vested Options			Unvested Options
Name	Number of Shares Underlying Vested Options	Weighted Average Exercise Price Per Share	Option Spread Value from Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Exercise Price Per Share	Option Spread Value from Unvested Options	Total Option Spread Value
Robert E. Curry, Ph.D.	33,638	$17.23	$352,202	2,362	$27.80	—	$352,202
Karin Eastham	14,861	$28.63	—	2,639	$27.28	—	—
Michael A. Henos	17,707	$29.74	—	2,362	$27.80	—	—
Laurence R. McCarthy, Ph.D.	14,861	$28.63	—	2,639	$27.28	—	—
Tina S. Nova, Ph.D.	352,404	$6.31	$6,956,749	51,008	$32.89	—	$6,956,749
Geoffrey M. Parker	2,222	$25.17	—	7,778	$25.17	—	—
Andrew E. Senyei, M.D.	37,777	$29.81	—	4,723	$27.80	—	—
Christine A. White, M.D.	11,319	$29.62	—	4,306	$29.46	—	—
Samuel D. Riccitelli	162,594	$7.50	$3,038,088	26,564	$32.72	—	$3,038,088
Douglas A. Schuling	121,042	$6.87	$2,329,101	18,311	$32.73	—	$2,329,101
Christian V. Kuhlen, M.D., Esq.	18,358	$23.88	$85,951	11,895	$26.50	$49,044	$134,995
All directors and executive officers as a group (11 persons)	786,783		$12,762,091	134,587		$49,044	$12,811,135

Acceleration of Restricted Stock Unit Vesting; Treatment of Restricted Stock Units

Under the terms of each of the restricted stock unit award agreements between the Company and each non-employee director, the vesting of each restricted stock unit (each an “RSU”) held by a director will be accelerated and fully vested upon a change of control of the Company. Under the terms of each of the RSU award agreements between the Company and each executive officer, upon a change of control of the Company, fifty percent of each unvested RSU held by an executive officer will vest immediately and the remaining unvested RSUs will vest in six equal monthly installments during the six month period following the change of control. In addition, any unvested RSUs will vest if the executive officer’s service is terminated by the Company without “cause” or by the executive officer for “good reason” (which is generally defined as a material adverse change in the executive officer’s reporting level, a relocation by more than 60 miles or a material reduction in base salary) within 90 days prior to or within 13 months following a change in control. The consummation of the Offer by Purchaser resulting in the transfer of at least a majority of the Company’s shares to Purchaser will constitute a change of control under each of the aforementioned RSU award agreements.

Any RSU that remains outstanding immediately prior to the Effective Time will be converted into an award of RSUs that is subject to the same terms and conditions as were applicable to the RSU prior to the Merger, except that, upon the vesting of such award the holder will be issued the number of ordinary shares of Novartis (rounded down to the nearest whole share) determined by multiplying the number of Shares subject to such award immediately prior to the Effective Time by a ratio equal to a fraction, the numerator of which is $25.00 and the denominator of which is the volume-weighted average price of the ordinary shares of Novartis for the ten trading days ending on (and including) the day prior to the date of the Effective Time.

The table below sets forth information regarding the unvested and vested RSUs held by each of the Company’s directors and executive officers as of January 21, 2011 that will be exchanged for the right to receive: (i) for each Share underlying an RSU that is vested or will vest upon consummation of the Offer, $25.00 in cash, and (ii) for each Share underlying an RSU that will not vest upon consummation of the Offer, an award of restricted stock units, on the same terms and conditions as were applicable under the RSU, covering a number of ordinary shares of Novartis having an aggregate value (based upon the volume weighted average price of the ordinary shares of Novartis for the ten trading days ending on (and including) the day prior to the Effective Time) of $25.00. The table below reflects the number of RSUs held by the Company’s directors and executive officers, assuming the Effective Time occurs on February 28, 2011, and reflects the gross amount payable to the Company’s directors and executive officers with respect to their RSUs (without taking into account any applicable tax withholdings).

Name	Number of RSUs not Vesting Upon Consummation of the Offer	Value of Consideration Relating to RSUs not Vesting Upon Consummation of the Offer[1]	Number of RSUs Vesting Upon Consummation of the Offer[2]	Value of Consideration Relating to RSUs Vesting Upon Consummation of the Offer	Total Consideration for RSUs
Robert E. Curry, Ph.D.	—	—	3,125	$78,125	$78,125
Karin Eastham	—	—	2,500	$62,500	$62,500
Michael A. Henos	—	—	2,084	$52,100	$52,100
Laurence R. McCarthy, Ph.D.	—	—	3,125	$78,125	$78,125
Tina S. Nova, Ph.D.	19,216	$480,400	19,216	$480,400	$960,800
Geoffrey M. Parker	—	—	4,167	$104,175	$104,175
Andrew E. Senyei, M.D.	—	—	5,000	$125,000	$125,000
Christine A. White, M.D.	—	—	3,334	$83,350	$83,350
Samuel D. Riccitelli	8,950	$223,750	8,950	$223,750	$447,500
Douglas A. Schuling	6,516	$162,900	6,517	$162,925	$325,825
Christian V. Kuhlen, M.D., Esq.	3,283	$82,075	3,283	$82,075	$164,150
All directors and executive officers as a group (11 persons)	37,965	$949,125	61,301	$1,532,525	$2,481,650

[1]	This consideration will be paid in the form of RSUs with respect to ordinary shares of Novartis, as described above.
[2]

Includes 1,041, 625, 833 and 417 Shares underlying RSUs beneficially owned by Dr. Curry, Dr. McCarthy, Dr. Senyei and Dr. White, respectively, that are vested as of January 21, 2011 and will be issued prior to consummation of the Offer.

The description above is qualified in its entirety by reference to the form of restricted stock unit award agreement for directors and the form of restricted stock unit award agreement for executives, which are filed as Exhibits (e)(2) and (e)(3) hereto, respectively, and are incorporated herein by reference.

Change of Control Arrangements with Current Executive Officers

All of the Company’s executive officers are “at will” employees and their employment with the Company may be terminated by either the Company or the executive officer at any time, with or without cause.

The Company has entered into employment agreements with each of its executive officers. Pursuant to the employment agreements, if, within 90 days prior to or within 13 months following a change in control (which will occur upon consummation of the Offer), an executive officer’s employment is terminated by the Company without “cause” or by the executive officer for “good reason” (each as defined in such executive officer’s employment agreement), the executive officer will receive a lump-sum payment equal to 18 months of base pay, in the case of Dr. Nova, or 12 months of base pay, in the case of the other executive officers, and payment of Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) premiums for 18 months, in the case of Dr. Nova, or 12 months, in the case of the other executive officers. The employment agreements also provide for the same acceleration of the executive officers’ Company Stock Options upon a change in control or associated qualifying termination as is provided with respect to their RSUs under their RSU award agreements, as described above under “Acceleration of Restricted Stock Unit Vesting; Treatment of Restricted Stock Units.” As described under “Acceleration of Option Vesting; Treatment of Options,” however, all Company Stock Options held by the executive officers will be exchanged for the right to receive the amount per share, if any, by which the Offer Price exceeds the exercise price of the Company Stock Option. The severance payments payable under the employment agreements are subject to the executive officers’ compliance with certain restrictive covenants.

The following table shows the maximum potential amounts of all severance payments for each of the executive officers payable under their employment agreements, assuming the effective time occurs on February 28, 2011, assuming each executive officer’s employment is terminated by the Company without cause immediately thereafter, and assuming each executive officer receives payment of his or her COBRA premiums for the full severance period for which he or she is eligible. The amounts in the table do not include the acceleration of vesting of RSUs that will occur upon a qualifying termination of employment following the consummation of the Offer, which RSUs are separately valued above in the first two columns of the table in the section entitled “Acceleration of Restricted Stock Unit Vesting; Treatment of Restricted Stock Units,” or the cash payments that the executive officers will receive in exchange for their Company Stock Options in connection with the Merger (regardless of whether their employment is terminated), which are separately shown above in the table in the section entitled “Acceleration of Option Vesting; Treatment of Options.”

Name	Potential Cash Severance Payments under Employment Agreements	Potential COBRA Payments	Total Potential Severance Payments (including COBRA)
Tina S. Nova, Ph.D.	$855,000	$20,350	$875,350
Samuel D. Riccitelli	$465,000	$20,572	$485,572
Douglas A. Schuling	$365,000	$20,572	$385,572
Christian V. Kuhlen, M.D., Esq.	$310,000	$15,417	$325,417
All executive officers as a group (4 persons)	$1,995,000	$76,911	$2,071,911

The description above is qualified in its entirety by reference to the employment agreements with each of the executive officers, which are filed as Exhibits (e)(4) through (e)(7) hereto and are incorporated herein by reference.

401(k) Plan

The Company has put in place a 401(k) plan for the benefit of certain of its employees, including its executive officers, qualified to participate thereunder. Under the 401(k) plan, the Company has made matching contributions based on each participant’s voluntary salary deferrals, subject to limits under the plan and applicable law. Those payments are contributed at the end of each pay period and, if the plan is terminated, the plan termination date. The matching contributions are subject to vesting based on the employee’s year of vesting service. For every year of service, an employee is entitled to twenty-five percent vesting such that an employee with four full years of service would be entitled to one hundred percent vesting upon the Company’s payment of the matching contribution.

Under the Merger Agreement, for one year following the Effective Time, Parent is generally required to maintain total compensation and benefits substantially comparable in the aggregate to the compensation and benefits maintained by the Company immediately prior to the Effective Time. However, Parent may choose to terminate a benefit plan, including the 401(k) plan, and instead permit the employees to participate in the Parent benefit plan. In the event the plan is terminated, the Company will make a matching contribution to the 401(k) plan in the form of cash and the vesting of all matching contributions contributed by the Company under the plan will become immediately accelerated as of the plan termination date.

The following table shows the potential value of the vesting acceleration of the matching contributions (including the matching contributions to be made on the plan termination date) in the event the Effective Time occurs and the 401(k) plan is terminated on February 28, 2011.

Name	Potential Value of Vesting Acceleration of Matching Contribution ($)[1]
Tina S. Nova, Ph.D.	—
Samuel D. Riccitelli	—
Douglas A. Schuling	—
Christian V. Kuhlen, M.D., Esq.	$2,249
All executive officers as a group (4 persons)	$2,249

[1]

Each of Dr. Nova, Mr. Riccitelli and Mr. Schuling has more than four years of vesting service and any matching contribution is one hundred percent vested. Dr. Kuhlen has more than three years but less than four years of vesting service so his matching contributions are seventy-five percent vested and the vesting of the remaining twenty-five percent will accelerate in the event the 401(k) plan is terminated.

Summary of Certain Payments and Benefits Relating to the Offer

The table below contains a summary of the value of the material payments and benefits payable to the Company’s directors and executive officers described in this section under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates.” Amounts shown in the table are estimates and are based on, among other things, each executive officer’s and director’s compensation and stock holdings as of January 21, 2011, the number of vested and unvested Company Stock Options and RSUs held by each director and executive officer, assuming the Offer is consummated on February 25, 2011. The severance amounts assume that each executive officer’s employment is terminated immediately after the Effective Time and that each executive officer will receive the maximum amount of severance payments under his or her employment agreement. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

Executive Officer/ Director	Severance Payments	Option Spread Value from Vested Options	Option Spread Value from Unvested Options	Consideration Relating to RSUs Vesting Upon Consummation of the Offer	Consideration Relating to RSUs Not Vesting Upon Consummation of the Offer[1]	Value of Vesting Acceleration of 401(k) plan Matching Contribution	Value of Shares Owned	Total[2]
Robert E. Curry, Ph.D.	—	$352,202	—	$78,125	—	—	$62,500	$492,827
Karin Eastham	—	—	—	$62,500	—	—	$150,000	$212,500
Michael A. Henos	—	—	—	$52,100	—	—	$112,850	$164,950
Laurence R. McCarthy, Ph.D.	—	—	—	$78,125	—	—	$171,875	$250,000
Tina S. Nova, Ph.D.	$875,350	$6,956,749	—	$480,400	$480,400	—	$820,325	$9,613,224
Geoffrey M. Parker	—	—	—	$104,175	—	—	$12,525	$116,700
Andrew E. Senyei, M.D.	—	—	—	$125,000	—	—	$592,400	$717,400
Christine A. White, M.D.	—	—	—	$83,350	—	—	$110,450	$193,800
Samuel D. Riccitelli	$485,572	$3,038,088	—	$223,750	$223,750	—	$498,200	$4,469,360
Douglas A. Schuling	$385,572	$2,329,101	—	$162,925	$162,900	—	$417,300	$3,457,798
Christian V. Kuhlen, M.D., Esq.	$325,417	$85,951	$49,044	$82,075	$82,075	$2,249	$246,775	$873,586
All directors and executive officers as a group (11 persons)	$2,071,911	$12,762,091	$49,044	$1,532,525	$949,125	$2,249	$3,195,200	$20,562,145

[1]	This consideration will be paid in the form of ordinary shares of Novartis.
[2]

Does not include the value of any unused vacation payable by law upon the termination of an executive officer’s employment. Please see the discussion of unused vacation pay in the Information Statement under the heading “Payments Made Upon Termination.”

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and executive officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations (including any modifications pursuant to individual contracts between the Company and any executive officer or director). Under these provisions, the Company is required to advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or executive officer of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise. Such expenses are to be advanced promptly following a request by such person, prior to the final disposition of any such proceeding and the delivery, if required by the DGCL, of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified pursuant to the DGCL, the Charter or the Bylaws.

The Company also has entered into indemnity agreements with each of its directors and executive officers. These agreements generally require the Company to indemnify its directors and executive officers against any and all expenses (including, without limitation, all attorneys’, witness, or other professional fees and related disbursements, premiums, security for and other costs relating to any bonds, and other out-of-pocket costs of whatever nature) actually and reasonably incurred by such director or executive officer in connection with the investigation, defense or appeal of a proceeding, whether actual or threatened (including expenses of a derivative action), or establishing or enforcing a right to indemnification under his or her indemnity agreement, the DGCL or otherwise, and amounts paid by such director or executive officer in settlement of any proceeding and any judgments, damages, liabilities, losses, penalties, taxes, and fines levied against him or her in connection with any proceeding. Notwithstanding the foregoing, the Company is not obligated to indemnify such director or executive officer in certain circumstances, including in connection with any proceeding resulting in a final judgment or other final adjudication that such director’s or executive officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct. Under the indemnity agreements, all expenses incurred by one of the Company’s directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking, by or on behalf of the director or executive officer, to repay all advanced amounts if it is ultimately determined that the director or executive officer is not entitled to be indemnified by the Company under his or her indemnity agreement. The indemnity agreements also set forth certain procedures that will apply in the event any of the Company’s directors or executive officers brings a claim for indemnification under his or her indemnity agreement. This description of the indemnity agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(8) hereto, which is incorporated herein by reference.

From and after the Effective Time, all rights to indemnification by the Company and its subsidiaries existing in favor of directors and executive officers for their acts and omissions occurring prior to the Effective Time, as provided in the Charter and Bylaws and as provided in the indemnification agreements between the Company and its subsidiaries, on the one hand, and the executive officers and directors, on the other hand, shall survive the closing of the Merger (the “Closing Date”) and continue in full force and effect.

The Company will, until the sixth anniversary of the Effective Time, maintain the Company’s existing policy of directors’ and officers’ liability insurance or provide substitute policies on terms no less favorable than the existing policy, or purchase a prepaid six-year tail policy prior to the Effective Time, provided that Parent is not required to spend more than $589,098 in any one year.

Representation on the Board of Directors

The Merger Agreement provides that subject to compliance with the Charter, Bylaws, applicable law and the applicable NASDAQ Marketplace Rules, Purchaser is entitled following the Offer Acceptance Time to elect or designate such number of directors, rounded up to the next whole number, on the board of directors of the Company as would represent a percentage of the entire board of directors of the Company equal to the percentage of the total number of outstanding Shares beneficially owned by Parent, Purchaser and any of their affiliates (including Shares accepted for payment pursuant to the Offer). Upon request from Purchaser, the Company has agreed to take all such actions necessary to elect or designate to the board of directors of the Company the individuals so designated by Purchaser, including promptly increasing the size of the board of directors of the Company and/or promptly securing the resignations of such number of its incumbent directors, in each case as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the board of directors of the Company. From and after the Offer Acceptance Time, to the extent requested by Purchaser, the Company must also cause persons designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the board of directors of the Company of (i) each committee of the board of directors of the Company, (ii) the board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable law and applicable NASDAQ Marketplace Rules.

The Merger Agreement also provides that, in the event that Purchaser’s designees are elected or designated to the board of directors of the Company as set forth above, then, until the Effective Time, the Company will cause the board of directors of the Company to maintain three directors who were members of the board of directors of the Company on or prior to the date of the Merger Agreement and who are not officers, directors or employees of Parent, Purchaser or any of their affiliates, each of whom must be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ Marketplace Rules and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K (the “Continuing Directors”). If any Continuing Director no longer is able to serve due to death, disability or resignation, the Company must take all necessary action (including creating a committee of the board of directors) so that the remaining Continuing Directors are entitled to elect or designate another person to fill such vacancy. In addition, after the Offer Acceptance Time and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors will (in addition to the approvals of the board of directors or the stockholders of the Company as may be required by the Charter, the Bylaws or applicable law) be required (i) for the Company to amend or terminate the Merger Agreement, (ii) to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than Parent or Purchaser), (iii) to amend the Charter or Bylaws if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than Parent or Purchaser) or (iv) to take any other action of the board of directors of the Company in connection with the Merger Agreement, if such action would adversely affect the holders of Shares (other than Parent or Purchaser).

The foregoing summary concerning representation on the board of directors of the Company does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On January 24, 2011, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On November 29, 2010, the Company and Novartis International AG, a wholly-owned subsidiary of Novartis (“Novartis International”), entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Novartis International agreed that, subject to certain exceptions, any non-public information regarding the Company and its subsidiaries or affiliates furnished to Novartis International or to its representatives would, for a period of three years from the date of the Confidentiality Agreement, be kept confidential and used by Novartis International and its representatives solely for the purpose of considering, evaluating and negotiating a possible negotiated transaction between Novartis International and the Company and would be kept confidential except as provided in the Confidentiality Agreement. Additionally, Novartis International further agreed that, subject to certain exceptions, Novartis International would not hire for employment any employee of the Company prior to November 29, 2011.

(c) Arrangements among Parent, Purchaser, and Certain Executive Officers and Directors of the Company.

Tender and Support Agreements

On January 24, 2011, each director and executive officer of the Company entered into a tender and support agreement with Parent and Purchaser (collectively, the “Tender and Support Agreements”) under which such director or executive officer, among other things, (i) agreed to tender all of their Shares pursuant to the Offer (other than Shares granted subject to vesting or other lapse restrictions pursuant to the Company’s equity plans), (ii) agreed to vote such Shares in favor of the Merger and the adoption and approval of the Merger Agreement and the Transactions and against (A) any action that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement, (B) any Acquisition Proposal (as defined below under “Purposes of the Transaction and Plans or Proposals”), (C) any amendment to the Charter or Bylaws, (D) any change in the capitalization of the Company or the Company’s corporate structure and (E) any other action which would reasonably be expected to, or is intended to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger, any of the other Transactions, the Merger Agreement or such director or executive officer’s Tender and Support Agreement, (iii) agreed to certain restrictions on the transfer of such Shares or entering into any arrangements with respect to the voting of such Shares or that are otherwise inconsistent with the terms of such director or executive officer’s Tender and Support Agreement, (iv) agreed not to exercise any appraisal rights, dissenters’ rights or any similar rights in respect of such Shares which may arise in connection with the Merger and (v) granted to Parent and Purchaser, or any of their nominees, an irrevocable proxy to vote in favor of the Merger, the adoption and approval of the Merger Agreement and the other Transactions and against any of the actions set forth in (ii)(A)-(E) above. Each such director or executive officer’s Tender and Support Agreement will terminate upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms or (b) the Effective Time. As of January 24, 2011, the outstanding Shares subject to the Tender and Support Agreements represented approximately 1% of the total outstanding Shares.

The foregoing summary and description of the Tender and Support Agreements are qualified in their entirety by reference to the Tender and Support Agreements, the form of which is filed as Exhibit (e)(9) and are incorporated herein by reference.

The Merger Agreement and the Tender and Support Agreements have been filed as exhibits to the Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. The Merger Agreement and the Tender and Support Agreements and the summary of their terms contained in the Offer to Purchase filed by Purchaser with the SEC on January 28, 2011, are incorporated herein by reference, and are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in each agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to the agreements, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement or the Tender and Support Agreements. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 4.	The Solicitation or Recommendation.

On January 23, 2011, the board of directors of the Company unanimously (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if necessary under applicable law, adopt the Merger Agreement and approve the Merger.

Accordingly, and for other reasons described in more detail below, the board of directors of the Company unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger.

A press release, dated January 24, 2011, issued by the Company announcing the Offer, is included as Exhibit (a)(1)(H) hereto and is incorporated herein by reference.

(i) Background of Offer

In mid-July 2010, Company A, a private company, approached the Company expressing interest in engaging in a potential strategic combination of a portion of Company A’s business with the Company.

On July 19, 2010, the board of directors of the Company met to discuss the conversations held with representatives of Company A. The board of directors of the Company also discussed several investment banks in connection with engaging a financial advisor to assist the Company in evaluating the proposal from Company A and other strategic alternatives, including stock repurchases or a self tender to return capital to the stockholders. Representatives of Cooley LLP (“Cooley”), outside legal counsel to the Company, participated in the meeting.

On July 28, 2010, the board of directors of the Company, together with Cooley, received a presentation from Barclays Capital Inc. (“Barclays”) with respect to, among other things, an overview of the current laboratory services market, a review by Barclays of a proposed strategic transaction with Company A and the various strategic alternatives available to the Company.

On August 13, 2010, the Company received a proposal from Company A which outlined a proposed transaction structure for a potential strategic combination of a portion of Company A’s business with the Company. Company A’s proposal included the Company’s incurrence of substantial indebtedness to enable Company A to retire a portion of its public debt.

On August 16, 2010, the board of directors of the Company, together with Cooley and Barclays, met to discuss the proposed strategic transaction with Company A. At the meeting, Barclays delivered a presentation to the board of directors of the Company regarding Company A’s proposal and recent conversations between the Company’s management and Company A . The board of directors of the Company decided not to pursue the potential strategic transaction with Company A for various reasons, including the proposed valuation of Company A’s business, the proposed incurrence by the Company of substantial indebtedness and the lack of strategic fit between the Company and Company A’s business.

On September 7, 2010, the board of directors of the Company met, together with Cooley and Barclays, to discuss the possibility of commencing a process of reviewing strategic alternatives. Representatives of Cooley advised the Company’s board of directors of its fiduciary duties in the context of exploring strategic alternatives. The board of directors of the Company also discussed the engagement of financial advisors to assist the Company in analyzing and exploring these strategic alternatives and authorized the management of the Company to negotiate an engagement letter with Barclays. The Company’s board of directors then unanimously authorized the Company’s management to explore commencing a process of reviewing the Company’s strategic alternatives. The Company’s board of directors also determined that, in order to more effectively and efficiently direct and oversee the management of the Company in that process, it would establish a strategic committee. The board of directors appointed Karin Eastham, Michael A. Henos, Geoffrey M. Parker, and Andrew E. Senyei, M.D. to the strategic committee. The strategic committee was directed to advise, direct and oversee the management of the Company in their strategic alternative review process, evaluate any specific proposals or offers received by the Company, make recommendations to the board of directors of the Company with respect to such proposals or offers and review and approve the engagement of financial advisors. The board of directors of the Company reserved for itself the authority to authorize and approve any specific transaction.

On September 22, 2010, the board of directors of the Company met with representatives of Cooley and the management of the Company to review recent discussions with representatives of Barclays regarding the various strategic alternatives available to the Company and to review the structure of a potential process for evaluating strategic alternatives. The board of directors of the Company also discussed a request for a meeting with the management of the Company made by Company B, a multinational company that does not own a clinical laboratory services business.

On October 5, 2010, the Company’s management had initial discussions with representatives of Company B during which Company B indicated its desire to continue discussions with the Company.

On October 18, 2010, a representative of Company B contacted Tina S. Nova, Ph.D., the Company’s chief executive officer, and made an unsolicited oral offer to acquire the Company for a price within the range of $440 million and $475 million.

On October 25, 2010, the Company entered into an engagement agreement with Barclays to assist it with the review of the Company’s strategic alternatives.

On October 28, 2010, Company B sent a letter to Dr. Nova confirming its interest in acquiring the Company for a price within the range of $24.50 and $26.00 per share (collectively, with the oral offer made on October 18, the “October Offer”).

On November 1 and 2, 2010, the board of directors of the Company held its regularly scheduled meeting to review the Company’s strategic plan as a stand-alone company, including its prospects for revenue and profitability growth in the near and longer term, required and potential investments, potential uses of available cash, including a potential return of capital to stockholders, and challenges facing the business. During the November 2, 2010 meeting, representatives of Barclays delivered a presentation on the October Offer, their preliminary analyses of the October Offer and alternatives for structuring a strategic review process. Representatives of Cooley discussed the fiduciary duties of the board of directors of the Company in the context of the review of the October Offer and the proposed process. The board of directors of the Company discussed the Company’s strategic plan and strategic alternatives, including stock repurchases or a self tender to return capital to the stockholders. Following the discussion, the board of directors of the Company authorized the Company’s management to continue discussions related to the October Offer and to commence a process to contact select strategic and financial parties who were believed by Barclays and the Company’s management to be the most likely parties with the interest and ability to acquire a specialized laboratory company like the Company at an attractive price level. The Company’s management authorized Barclays to communicate with such parties, and to conduct the bid process, on behalf of the Company.

In November 2010, Barclays had discussions with 14 potential parties, including seven parties that entered into confidentiality agreements, received management presentations and obtained access to the electronic data room. Four of the seven parties withdrew from the process without submitting bids. During the process, the Company’s management held extensive due diligence sessions with four interested parties.

On November 17, 2010, the board of directors of the Company held a telephonic board meeting and on November 18, 2010, the strategic committee held a telephonic meeting to receive updates on the initial meetings with interested parties and to discuss and approve the process recommended by the financial advisors. Cooley participated in each of the meetings.

On November 19, 2010, Barclays delivered bid request letters to each of the interested parties informing such parties that bids, with a mark-up of the merger agreement to acquire the Company in a cash tender offer followed by a merger, were due by December 17, 2010. The Company gave each of the interested parties access to an electronic data room and continued to add information and documents in response to questions from the interested parties.

On November 22, 2010, Peter Kerrane, Global Head of Mergers & Acquisitions of Novartis, contacted representatives of Barclays regarding participating in the ongoing process. On November 29, 2010, Novartis International and the Company executed the Confidentiality Agreement.

On November 30, 2010, the Company provided a draft of the merger agreement to the interested parties. At a meeting on the same day, representatives of the Company, including Dr. Nova, Samuel D. Riccitelli, the Company’s chief operating officer, Douglas A. Schuling, the Company’s chief financial officer, and Christian V. Kuhlen, M.D., Esq., the Company’s general counsel, provided a management presentation, including a detailed overview of the Company’s business, to representatives of Novartis, including Michael Nohaile, Global Head of Novartis Molecular Diagnostics, and certain other senior members of Novartis Molecular Diagnostics. After the presentation, Mr. Nohaile informed Dr. Nova that Novartis was interested in acquiring the Company.

On December 1, 2010, the Company provided Novartis access to certain due diligence information regarding the Company, including access to the Company’s legal advisors, Cooley, Sheppard Mullin Richter & Hampton LLP (“Sheppard”), the Company’s special regulatory counsel, and Latham & Watkins LLP, the Company’s intellectual property counsel. Between December 1 and December 13, 2010, there were various contacts between representatives of Novartis, on the one hand, and representatives of the Company and of Barclays, on the other hand, relating to Novartis’ due diligence investigation of the Company. Mr. Kerrane and representatives of Barclays also had a number of telephone conversations regarding process, and during these conversations representatives of Barclays requested that Novartis submit a bid for the Company no later than December 17, 2010.

On December 6, 2010, the Company’s board of directors met with legal and financial advisors and the management of the Company to discuss the status of discussions with the interested parties and the range of strategic options available to the Company.

On December 13, 2010, Mr. Kerrane called representatives of Barclays to further discuss the process and to ask for guidance as to the Company’s expectations for an acquisition price for the Company. Representatives of Barclays indicated that the Company was seeking a “meaningful premium” to the Company’s share price.

On December 14, 2010, Bloomberg published a report citing two unnamed sources that the Company had engaged Barclays to run an auction to sell the Company.

On December 17 and 18, 2010, the Company received bids from Company B for $24.50 per share in cash and from Company C for $25.00 per share in cash, which were subject to the completion of due diligence and definitive documentation. Company B and Company C each submitted comments on the merger agreement with their bids.

On December 20, 2010, Novartis sent a letter to Barclays indicating Novartis’ preliminary interest in acquiring the Company for a purchase price of between $25.00 and $27.00 per share in cash. Novartis’ preliminary indication of interest was subject to certain conditions, including completion of due diligence, receipt of internal Novartis’ corporate approvals and the execution of mutually acceptable definitive transaction documentation. At this time, Novartis also retained Cravath, Swaine & Moore LLP (“Cravath”) to act as its outside legal counsel in connection with a potential acquisition of the Company.

Also, on December 20, 2010, the board of directors of the Company met with legal and financial advisors and the management of the Company to discuss the initial bids from Company B, Company C and Novartis. Representatives of Barclays updated the board on discussions held with each of the bidders, including the request from Novartis for additional time, and representatives of Cooley summarized the general approach of Company B and Company C reflected in the proposed revisions to the merger agreement the Company had received. Following a discussion, the board of directors of the Company determined that it was in the best interests of the Company and its stockholders to allow the bidders additional time to complete due diligence and to extend the deadline to submit final bids to December 30, 2010.

Following the meeting of the Company’s board of directors on December 20, 2010, representatives of Barclays contacted each of Company B and Company C and provided an extended deadline of December 30, 2010 to complete their due diligence and submit revised offers. Representatives of Barclays informed each of Company B and Company C that the process was competitive and that they would need to improve their offers if they wanted to move forward with a transaction.

On December 21, 2010, Mr. Kerrane called representatives of Barclays to discuss the letter sent on December 20, 2010 and the preliminary price range indicated in that letter. Representatives of Barclays pressed Novartis to increase its price above the high end of the range it had given.

The next day, on December 22, 2010, the Company posted a revised draft of the merger agreement to its electronic data room to respond to the comments received from Company B and Company C. Over the next several days, Mr. Kerrane and representatives of Barclays had a series of telephone conversations to discuss the process, including arranging for a legal diligence call and meeting and for a call between Dr. Nova and David Epstein, Division Head of Novartis Pharmaceuticals.

On December 30, 2010, Company B informed Barclays that it was withdrawing from the process. Company C informed Barclays that it would not move forward with a $25.00 per share bid or any other bid at that time. Company C also indicated that it would potentially reconsider its position based on its review of the open additional due diligence items.

Also on December 30, 2010, Dr. Nova and representatives of Barclays participated in a phone call with Mr. Epstein regarding the strategic benefits of a negotiated transaction between Novartis and the Company and Novartis’ need for more time to complete its due diligence and internal corporate approvals. During the call, Mr. Epstein reaffirmed Novartis’ interest in acquiring the Company. That same day, Mr. Kerrane also called representatives of Barclays to discuss Novartis’ continuing interest in the Company.

On December 31, 2010, the board of directors of the Company held a telephonic board meeting with financial and legal advisors and the management of the Company to discuss the status of the process and the feedback from Novartis. Following the meeting, the Company’s management continued to provide information to Novartis in response to due diligence requests and representatives of Barclays continued to engage in discussions with Novartis.

Also on December 31, 2010, Novartis sent a letter to Barclays reiterating Novartis’ continued interest in acquiring the Company and reaffirming the preliminary price range and the conditions set forth in the letter that Novartis sent to Barclays on December 20, 2010. The next day Mr. Kerrane called representatives of Barclays to discuss Novartis’ letter of December 31, 2010 and to reiterate its continuing interest in a potential acquisition of the Company.

On January 6, 2011, Mr. Kerrane called representatives of Barclays to discuss the next steps in the process, and on the next day Cravath sent a revised draft of the merger agreement to Cooley. In the draft, Novartis proposed a termination fee equal to four percent of the fully diluted equity value of the Company and proposed certain modifications to the board recommendation, non-solicitation and termination sections, among others, of the merger agreement.

On January 8, 2011, Mr. Kerrane called representatives of Barclays to discuss the preliminary price range proposed by Novartis and reiterated that, after having conducted substantial due diligence, Novartis continued to be interested in acquiring the Company. The representatives of Barclays informed Mr. Kerrane that the strategic committee of the Company’s board of directors was meeting on January 12, 2011 and that they were not authorized to discuss Novartis’ proposed price range for the Company until they received further guidance from the strategic committee.

On January 10, 2011, representatives of Barclays called Mr. Kerrane and discussed the potential process and timing for an announcement of a transaction following the meeting of the strategic committee of the Company’s board of directors on January 12, 2011, assuming Novartis and the Company could reach agreement on an acquisition price.

On January 12, 2011, the strategic committee met with financial and legal advisors and the management of the Company to discuss the status of the negotiations with Novartis, including the fact that Novartis proposed a price of $25.00 per share in cash, and further discussed the revisions made by Novartis to the draft of the merger agreement. Following a discussion of strategic alternatives, including remaining as a stand-alone company, the strategic committee authorized Barclays to reengage in discussions with Company C and to seek a higher price from Novartis. On the same day, Mr. Kerrane called representatives of Barclays and indicated that Novartis was prepared to proceed with a price of $25.00 per share in cash for all of the outstanding Shares, subject to completing certain remaining confirmatory due diligence, completing remaining internal Novartis corporate approvals and entering into mutually acceptable definitive transaction documentation.

On January 13, 2011, representatives of Barclays called Mr. Kerrane to discuss the reaction of the strategic committee of the Company’s board of directors to the proposed offer price and the next steps in the process. The representatives of Barclays pressed Mr. Kerrane to increase the offer price and inquired as to when the internal Novartis corporate approvals would be obtained. Representatives of Barclays indicated that there was one other party that would be given the opportunity to submit a revised bid. They also indicated that a number of points still needed to be resolved to reach agreement on a definitive merger agreement.

On January 14, 2011, Cooley sent a revised draft of the merger agreement, together with a draft of the tender and support agreement to Cravath and Novartis. In the revised draft of the merger agreement, the Company proposed a termination fee of three percent of the equity value and proposed other changes to the draft submitted by Novartis. Additionally, on the same date, at the request of the Company’s board of directors, Barclays contacted Company C to request that Company C complete its diligence review and re-engage in the process.

On January 16, 2011, Mr. Kerrane called representatives of Barclays to indicate that $25.00 per share in cash was Novartis’ final offer and that Novartis would be prepared to enter into definitive transaction documentation and announce a transaction as early as Friday, January 21, 2011. Representatives of Barclays indicated that they could not commit on behalf of the Company to any acquisition price or proposed timing for announcement.

On January 17, 2011, the Company’s management and Sheppard participated in a call with representatives of Company C to discuss Company C’s outstanding due diligence questions. Subsequent to the call, Company C indicated it would need to conduct additional diligence to re-engage.

On January 19, 2011, Novartis sent Barclays a letter with a final offer to acquire the Company for $25.00 per share in cash, indicating that Novartis was prepared to announce a transaction by January 24, 2011. The letter, which was accompanied by a revised draft of the merger agreement and the tender and support agreement, requested that counsel meet for face-to-face negotiations in New York to finalize the merger agreement beginning January 21, 2011. Later that day, the strategic committee convened a meeting, with financial and legal advisors and the management of the Company to discuss Novartis’ offer. Representatives of Cooley highlighted the key issues in the draft merger agreement, including the proposed offer conditions and risks relating to deal certainty. The Company’s management updated the strategic committee of the Company’s board of directors on the follow-up diligence call with Company C and Company C’s unwillingness to consider proceeding with any bid without receiving additional competitively sensitive diligence. The strategic committee discussed and asked questions about the Company’s strategic alternatives, including terminating the process, and Cooley advised the members of the strategic committee of their fiduciary duties in connection with their consideration of these alternatives and the process. Following the discussion and after deliberation, the strategic committee concluded that the Company should not continue pursuing a transaction with Company C and directed the Company and its advisors, Barclays and Cooley, to proceed to negotiate the final terms of definitive transaction documentation with Novartis.

From January 21, 2011 to January 23, 2011, Dr. Kuhlen and Cooley met with representatives of Novartis and Cravath to negotiate the final terms of definitive transaction documentation with Novartis.

On January 22, 2011, the board of directors of the Company held a telephonic board meeting with financial and legal advisors and the Company’s management to receive an update on the status of negotiations with Novartis. Cooley informed the Company’s board of directors of the parties’ positions on key open points, including certain offer conditions and risks relating to deal certainty. Following a discussion, the Company’s board of directors authorized the advisors to inform Novartis and Cravath of the position of the Company’s board of directors with respect to the offer conditions.

Following the board meeting, on January 22, 2011, representatives of Barclays called Mr. Kerrane to inform Novartis that the Company’s board of directors was not prepared to approve the transaction with the offer conditions proposed by Novartis, to request additional information on the Novartis entities that would be party to the merger agreement and to request that Novartis increase its offer to $26.00 per share in cash. Later that day, Mr. Kerrane spoke to representatives of Barclays and reiterated that the final offer was $25.00 per share in cash.

On the evening of January 22, 2011, the Company distributed a draft of the merger agreement, in substantially final form, to the Company’s board of directors, together with related documents for the consideration of the Company’s board of directors.

On the morning of January 23, 2011, Novartis informed the Company’s advisors that it would not agree to the offer conditions as proposed by the Company, but would agree to a compromise. Also that morning, the Company’s board of directors held a telephonic meeting with financial and legal advisors and the management of the Company. During this meeting, representatives of Cooley updated the Company’s board of directors on a due diligence issue and the negotiations of the offer conditions since the last board meeting. Representatives of Cooley then reviewed the key provisions of the merger agreement, including structure and timing considerations, offer conditions, regulatory approvals for the transaction, the non-solicitation clause and fiduciary exceptions that would permit the Company to negotiate and accept an unsolicited superior offer, subject to compliance with the merger agreement and Novartis’ matching rights, the change in board recommendation section, termination provisions, termination fee and circumstances when the termination fee of three and one half percent of fully diluted equity value, would be payable. The Company’s board of directors asked questions and discussed the merger agreement and related documentation. Barclays presented its analysis of the Offer and the Merger and delivered an oral opinion, subsequently confirmed in writing, based upon and subject to the assumptions, factors and qualifications set forth in its opinion, as of the date of the opinion, that, from a financial point of view, the $25.00 per share cash consideration to be offered to the stockholders of the Company in the proposed transaction as set forth in the merger agreement, is fair to such stockholders. After further discussion of the Company’s strategic alternatives, including remaining as a stand-alone company, the Company’s board of directors unanimously approved and declared advisable the merger agreement and resolved to recommend that the stockholders of the Company tender their Shares pursuant to the Offer, and if necessary, adopt the merger agreement and approve the Merger.

Early in the morning on January 24, 2011, the Merger Agreement and the Tender and Support Agreements were signed and, later on January 24, 2011, each of Novartis and the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release issued by the Company has been filed as Exhibit (a)(1)(H) and is incorporated herein by reference.

On January 28, 2011, Purchaser commenced the Offer.

(ii) Reasons for Recommendation

On January 23, 2011, the board of directors of the Company unanimously (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer, and, if required by applicable law, vote their Shares in favor of the approval of the Merger and the adoption of the Merger Agreement.

The Company’s board of directors considered numerous factors, including the following factors, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Company’s stockholders:

•	The Offer will be paid in cash providing certainty, immediate value and liquidity to the Company’s stockholders;

•

the $25.00 per share price to be paid for each Share represents a 39% premium over the closing price of $17.98 on December 13, 2010, the last full trading day before the Bloomberg report disclosing that the Company had engaged Barclays to run an auction to sell the Company, and a 27% premium over the closing price of $19.76 on January 21, 2011, the last full trading day before the Transactions were approved by the Company’s board of directors and publicly announced;

•

the belief of the Company’s board of directors that the Company, with the assistance of its financial advisor, had conducted a thorough competitive process to identify viable acquisition partners to obtain the best available value to the stockholders and created an opportunity for any other potential interested party to approach the Company if such parties were interested in a strategic transaction;

•

the fact that no other proposals were submitted to the Company or its financial advisor after the Bloomberg report on December 14, 2010 disclosing that the Company had engaged Barclays to run an auction to sell the Company;

•

the belief of the Company’s board of directors based upon arm’s length negotiations with Parent and Purchaser that the price to be paid by Purchaser is the highest price per share that Purchaser was willing to pay for the Company and that the terms of the Merger Agreement include the most favorable terms to the Company to which Parent and Purchaser were willing to agree;

•

the Company’s board of directors’ assessment of the Company’s prospects for substantially increasing stockholder value as a stand-alone company by increasing its market share, revenues and profitability, considering changes in reimbursement levels for its specialized diagnostic services, changes in regulations, payor policies and the Company’s contracting arrangements with payors, increased economic and competitive pressures impacting the community-based hem/onc practices served by the Company, increased competition from other laboratory service providers and other risks and uncertainties facing the business;

•

historical and current information concerning the Company’s business, financial performance and conditions, operations, management, competitive positions and prospects before giving effect to the Transactions;

•

the review by the Company’s board of directors of the three-year strategic and financial plan that had been prepared by the Company’s management and the assessment of the Company’s likely stock trading price if the Company were to perform in accordance with its plan;

•

the belief of the board of directors of the Company, after a thorough review of strategic alternatives and discussions with the management of the Company and its advisors, that the value offered to stockholders pursuant to the Transactions is more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including remaining as a stand-alone company or pursuing a business combination transaction with another party;

•

the opinion of Barclays that as of January 23, 2011, and based upon and subject to the various assumptions, qualifications and limitations described in such opinion, the $25.00 per share offer price to be offered to the stockholders of the Company in connection with the Transactions is fair to such stockholders from a financial point of view;

•

the fact that the transaction is structured as an all cash tender offer, which can be completed, and cash consideration can be delivered to the Company’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction on stockholders and employees, with a second-step merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as paid in the Offer;

•

the fact that the Purchaser must extend the Offer until (i) at least April 28, 2011 (the “Initial Outside Date”), if, on any scheduled expiration date, any of the conditions to the consummation of the Offer is not satisfied and has not been waived, or (ii) at least May 28, 2011, if, by the Initial Outside Date, the condition relating to the receipt of approvals under the HSR Act or other applicable antitrust laws has not been satisfied or waived (provided that all other conditions other than the Minimum Condition (as defined below) have been satisfied or waived);

•

the fact that Parent’s and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions and that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of its financial resources to purchase Shares pursuant to the Offer and to consummate the Merger;

•	the terms and conditions of the Merger Agreement, including the following related factors:

•	Parent’s ability to fund the Offer Price with cash;

•	the nature of the conditions to Parent’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•

the conclusion of the Company’s board of directors that the termination fee and the circumstances when such termination fee may be payable, are reasonable in light of the benefit of the Offer and the other Transactions;

•

the ability of the Company’s board of directors under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and the Company’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee;

•	the likelihood that the Offer will be consummated on a timely basis, including the likelihood that the Transactions will receive all necessary regulatory approvals; and

•	the availability of statutory appraisal rights to the Company’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

The Company’s board of directors also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	the fact that the Company’s stockholders will not participate in any potential future earnings or growth of the Company and will not benefit from any appreciation in the value of the combined company;

•

the fact that the Company’s stockholders will not participate in any potential cash dividend or appreciation in the value of the Shares resulting from any potential stock repurchase funded by the Company’s cash balances (including cash equivalents and short term investment securities) of approximately $138.6 million as of September 30, 2010;

•

the effect of the announcement and pendency of the Merger Agreement and the Offer on the Company’s stock price, operations, customers, and employees and its ability to retain key customers and employees;

•	the fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares could be adversely affected;

•	the Company will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	the Company may have lost customers, business partners and employees after announcement of the Offer;

•	the Company’s business may be subject to significant disruption; and

•	the Company’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

•

the fact that the Purchaser is not obligated to purchase any Shares in the Offer unless, among other things, at least a majority of the outstanding Shares (determined on a fully diluted basis, excluding options with an exercise price greater than $25.00 per share) have been validly tendered and not properly withdrawn in accordance with the terms of the Offer;

•

the termination fee payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirors from making a competing offer for the Company that might be more advantageous to the Company’s stockholders;

•	the fact that the gain realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•

the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

The board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of the board of directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Company’s board of directors in consideration of its recommendation. In view of the wide variety of factors considered by board of directors in connection with the evaluation of the Offer and the complexity of these matters, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the board of directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the board of directors considered the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates” in Item 3 above.

(iii) Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the approval of the Merger and the adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the executive officers and directors have entered into Tender and Support Agreements, pursuant to which each has agreed, in his or her capacity as a stockholder of the Company, to tender all of his or her Shares, as well as any additional Shares that he or she may acquire (pursuant to the exercise of options, pursuant to RSUs or otherwise), to Purchaser in the Offer. The Tender and Support Agreements will terminate in the event the Merger Agreement is terminated. As of January 21, 2011, the Shares subject to the Tender and Support Agreements represented in the aggregate approximately 1% of the issued and outstanding Shares on such date.

(iv) Financial Projections

The Company’s management prepares projections of its expected financial performance as part of its ongoing management of the business. These projections were provided to Novartis and to the other parties that submitted proposals during the strategic review process. The projections were also provided to Barclays for its review and analysis in connection with its fairness opinion and used by the board of directors of the Company in connection with its review of strategic alternatives.

The information set forth below, is included solely to give the Company’s stockholders access to the financial projections that were made available to Novartis, the other parties that submitted proposals during the strategic review process and Barclays, and is not included in this Schedule 14D-9 in order to influence any stockholder of the Company to make any investment decision with respect to the Offer or any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections reflect numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, such as case growth rates, product pricing, product launch, product development and other required investments, competition and levels of operating expenses, all of which are difficult to predict and many of which are beyond the Company’s control. The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and in the Company’s other filings with the SEC. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the financial projections should not be regarded as an indication that the Company, Novartis, Parent, Purchaser, Barclays or anyone who received the projections then considered, or now considers, the projections to be a reliable prediction of future events, and this information should not be relied upon as such. None of Novartis, Parent, Purchaser or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections described below. None of the Company, Novartis, Parent, Purchaser, Barclays or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions. Further, the financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

The financial projections included the following estimates of the Company’s future financial performance:

	Projected Fiscal Year Ending December 31,
	2011E	2012E	2013E	2014E	2015E
($ in millions, except per share data)
Revenues	$225.3	$259.1	$298.0	$327.8	$360.6
Net Income (1)	$22.1	$28.4	$36.2	—	—
Fully diluted Earnings per Share (1)	1.18	1.50	1.87	—	—

Operating Income	36.0	46.6	59.6	65.6	72.1
Less: Taxes	(14.4)	(18.7)	(23.8)	(26.2)	(28.8)

EBIAT	21.6	28.0	35.8	39.3	43.3

Plus: Depreciation	7.6	9.1	11.0	12.1	13.3
Less: Capital Expenditures	(5.3)	(6.0)	(7.5)	(8.3)	(9.1)
Less: Changes in Working Capital	(6.2)	(4.4)	(5.5)	(6.1)	(6.7)

Free Cash Flow	$17.7	$26.7	$33.7	$37.1	$40.8

EBITDA (2)	$43.6	$55.7	$70.6	$77.7	$85.4

(1)	The Company did not provide financial projections for net income or fully diluted earnings per share for the fiscal years ending December 31, 2014 and 2015.
(2)	EBITDA as defined by the Company is not a measurement under GAAP and may differ from non-GAAP measures used by other companies. Management believes that using EBITDA as a metric can enhance an overall understanding of the Company’s expected financial performance from ongoing operations, and EBITDA was used by management for that purpose.

(v) Opinion of Barclays

Opinion of the Company’s Financial Advisor

The Company engaged Barclays to act as its financial advisor with respect to pursuing a possible sale of the Company. On January 23, 2011, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Company’s board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be received by the Company’s stockholders is fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of January 23, 2011, is attached as Annex II to this Schedule 14D-9. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the board of directors of the Company, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of the Company and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration offered to such stockholders in connection with the proposed transaction. The terms of the proposed transaction were determined through arm’s-length negotiations between the Company and Novartis and were unanimously approved by the Company’s board of directors. Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the proposed transaction. In addition, Barclays expressed no opinion on, and it does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the proposed transaction. No limitations were imposed by the Company’s board of directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the Merger Agreement, dated as of January 23, 2011, and the specific terms of the proposed transaction;

•

reviewed and analyzed publicly available information concerning the Company that Barclays believed to be relevant to its analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2010;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections prepared by the Company’s management;

•

reviewed and analyzed a trading history of the Company’s common stock from December 13, 2009 through December 13, 2010, the last trading day prior to a report by Bloomberg (the “Bloomberg Report”) that the Company had hired Barclays to solicit indications of interest from third parties with respect to a sale of the Company, and a comparison of such trading history with those of other companies and indices that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of the Company with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects;

•	reviewed and analyzed the results or Barclays’ efforts to solicit indications of interest from third parties with respect to a sale of the Company;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of the Company; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information. Barclays also relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s future financial performance and that the Company would perform in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays conducted only a limited physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, January 23, 2011. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after January 23, 2011.

Barclays assumed that the executed Merger Agreement would conform in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. Barclays also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Transaction will be obtained within the constraints contemplated by the Merger Agreement and that the Transaction would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays does not express any opinion as to any tax or other consequences that might result from the Transaction, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that the Company had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to the Company’s stockholders of the consideration to be offered to such stockholders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Company’s board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the proposed transaction. None of the Company, Parent, Purchaser, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Historical Share Price Analysis

To illustrate the trend in the historical trading prices of the Shares, Barclays considered historical data with regard to the trading prices of the Shares for the period from December 13, 2009 to December 13, 2010, the last trading day prior to Bloomberg Report, and compared such data with the relative stock price performances during the same periods of the S&P Small-Cap 600 and a composite of the selected companies listed under the caption “Selected Comparable Company Analysis” below.

Barclays noted that within the period from December 13, 2009 to December 13, 2010, the intraday share price of the Shares ranged from a low of $13.51 per share to a high of $39.00 per share. The volume-weighted average price (“VWAP”) of the Shares for the 20-days prior to December 13, 2010 was $17.45, and the 200-day VWAP of the Shares was $20.91. Barclays also noted that during the period from December 13, 2009 to December 13, 2010, the closing price of the Shares decreased 51.8%, compared to the S&P Small-Cap 600, which increased 30.3% and the composite of selected companies, which decreased 3.6%. During the period from June 16, 2010, the date on which the Company updated 2010 guidance, to December 13, 2010, the closing price of the Shares increased 4.6%, compared to the S&P Small-Cap 600, which increased 15.5% and the composite of selected companies, which increased 6.4%.

Research Price Targets Analysis

Barclays considered publicly available research per share price targets for the Shares provided by internationally recognized equity research firms as of December 13, 2010, the last trading day prior to the Bloomberg Report, and calculated the average per share price target. The following table reflects the results of the calculation:

	Low	Mean	High
Research Price Targets	$15.00	$17.13	$21.00

Barclays noted that on the basis of the research price targets analysis, the transaction consideration of $25.00 per share was above the range of price targets.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to the Company with selected companies that Barclays, based on its experience in the laboratory services industry, deemed comparable to the Company. The selected comparable companies were:

Bio-Reference Laboratories, Inc.

Genomic Health, Inc.

Laboratory Corp. of America Holdings

Myriad Genetics, Inc.

Quest Diagnostics, Inc.

Sonic Healthcare Ltd.

Barclays calculated and compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of its current stock price to its historical and projected earnings per share (commonly referred to as a price earnings ratio), and each company’s enterprise value to certain historical financial criteria (such as revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”). The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including I/B/E/S International, Inc. consensus estimates) and closing prices, as of January 21, 2011, the last trading date prior to the delivery of Barclays’ opinion. The ratios for the Company were calculated using the closing price of the common stock on December 13, 2010, the last trading day prior to the Bloomberg Report. The results of this selected comparable company analysis are summarized below:

Multiple	Low	Mean	Median	High
Price / Estimated 2011 EPS	12.7x	16.4x	15.9x	20.1x
Enterprise Value / 2010 EBITDA	7.9x	10.0x	10.7x	11.1x

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of the Company. However, because of the inherent differences between the business, operations and prospects of the Company and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of 13.0x to 18.0x multiples of estimated 2011 earnings per share (“EPS”) and 8.0x to 10.5x 2010 EBITDA for the Company and applied such ranges to the management projections to calculate a range of implied prices per share of the Company. The following summarizes the result of these calculations:

Multiple	Implied Equity Value per Share
Price / Estimated 2011 EPS (13.0x - 18.0x)	$15.40 - $21.32
Enterprise Value / 2010 EBITDA (8.0x - 10.5x)	$24.86 - $30.04

Barclays noted that on the basis of the selected comparable company analysis, the transaction consideration of $25.00 per share was above the range of implied values per share calculated based on EPS and within the range of implied values per share calculated based on EBITDA.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to the size, mix, margins and other characteristics of their businesses. Barclays reviewed the following transactions:

Announcement Date	Target	Acquiror
11/8/2010	CBLPath, Inc.	Sonic Healthcare Ltd.
10/22/2010	Clarient, Inc.	General Electric Company
9/13/2010	Genzyme Genetics, Inc.	Laboratory Corp. of America Holdings
6/23/2009	Monogram Biosciences, Inc.	Laboratory Corp. of America Holdings
6/30/2008	Clinical Laboratories of Hawaii LLP	Sonic Healthcare Ltd.
8/12/2007	Bioscientia Diagnostik GmbH	Sonic Healthcare Ltd.
7/5/2007	Sunrise Medical Laboratories, Inc.	Sonic Healthcare Ltd.
12/15/2006	American Esoteric Labs, Inc.	Sonic Healthcare Ltd.
9/8/2006	TriPath Imaging, Inc.	Becton Dickinson & Co.
5/18/2006	Focus Diagnostics, Inc.	Quest Diagnostics, Inc.
3/16/2006	Athena Diagnostics, Inc.	Fisher Scientific International, Inc.
9/30/2005	Specialty Laboratories, Inc.	AmeriPath, Inc.
8/8/2005	LabOne, Inc.	Quest Diagnostics, Inc.
3/30/2005	Esoterix, Inc.	Laboratory Corp. of America Holdings
12/14/2004	US Pathology Labs, Inc.	Laboratory Corp. of America Holdings
3/1/2004	IMPATH Physician Services	Genzyme Corp.
12/9/2002	AmeriPath, Inc.	Welsh, Carson, Anderson & Stowe
11/11/2002	Dianon Systems, Inc.	Laboratory Corp. of America Holdings
5/9/2002	Dynacare, Inc.	Laboratory Corp. of America Holdings
2/7/2002	American Medical Laboratories, Inc.	Quest Diagnostics, Inc.

Using publicly available information for each of the selected precedent transactions, Barclays calculated enterprise value as a multiple of last 12 months’ (“LTM”), revenue and EBITDA. The enterprise value of each company was obtained by adding its short-term and long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. The following table presents the results of this analysis:

Multiple	Low	Mean	Median	High
Enterprise Value / LTM Revenue	1.10x	2.46x	2.12x	5.80x
Enterprise Value / LTM EBITDA	6.2x	10.1x	9.5x	13.6x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays, therefore, made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Company. Based upon these judgments, Barclays selected a range of 1.10x to 2.50x multiples of 2010 revenue and 7.5x to 10.0x 2010 estimated EBITDA and applied such ranges to the management projections to calculate a range of implied prices per Share. The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:

Multiple	Implied Equity Value per Share
Enterprise Value / 2010 Revenue (1.10x - 2.50x)	$19.26 - $33.49
Enterprise Value / 2010 EBITDA (7.5x - 10.0x)	$23.80 - $29.01

Barclays noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $25.00 per share was within the range of implied values per share calculated based on revenue and EBITDA.

Transaction Premium Analysis

In order to assess the premium offered to the stockholders of the Company in the proposed transaction relative to the premiums offered to stockholders in other transactions, Barclays reviewed the one-day premium paid in 66 selected transactions of U.S. companies valued between $300 million and $600 million from January 1, 2007 to present. For each transaction, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s historical average share price during the one trading day prior to announcement. The results of this transaction premium analysis are summarized below:

	Low	Mean	High
First Quartile	6.8%	13.1%	17.8%
Second Quartile	17.8%	24.7%	28.6%
Third Quartile	29.7%	34.5%	38.9%
Fourth Quartile	38.9%	52.5%	66.8%

The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and the Company. Based upon these judgments, Barclays selected a range equal to the second and third quartile premiums of 17.8% to 38.9% to the closing price of the Shares on December 13, 2010, the last trading day prior to the Bloomberg Report, to calculate a range of implied prices per Share. The following summarizes the result of these calculations:

Implied Equity Value per Share
17.8% - 38.9% on unaffected price of $17.98	$21.18 - $24.97

Barclays noted that on the basis of the transaction premium analysis, the transaction consideration of $25.00 per share was above the range of implied values per share calculated using the closing price of the Shares on December 13, 2010, the last trading day prior to the Bloomberg Report.

Leveraged Acquisition Analysis

Barclays performed a leveraged acquisition analysis in order to ascertain the price for the Shares which might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure consistent with the proposed transaction and based upon current market conditions. Barclays assumed the following in its analysis: (i) a debt capital structure of the Shares comprised of 3.75x Debt / 2010 EBITDA, (ii) an equity investment that would achieve a rate of return of approximately 25% to 30% over 5 years, and (iii) an exit of the investment in 2015 at an EBITDA multiple of 7.5x. Based upon these assumptions, Barclays applied such multiple to the management projections to calculate a range of implied prices per Share. The following summarizes the result of these calculations:

Implied Equity Value per Share
25% - 30% returns over 5 years	$23.47- $25.39

Barclays noted that on the basis of the leveraged acquisition analysis, the transaction consideration of $25.00 per share was within the range of implied values per share calculated using management projections.

Discounted Cash Flow Analysis

In order to estimate the present value of the Shares, Barclays performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for fiscal years 2011 through 2015 based on management projections to (ii) the “terminal value” of the Company as of December 31, 2015, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected EBITDA and subtracting capital expenditures and adjusting for changes in working capital. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal growth rates for the period ending December 31, 2015 of 2.50% to 3.50% and applying such range to the management projections. The range of after-tax discount rates of 10.0% to 13.0% was selected based on an analysis of the weighted average cost of capital of the Company and the comparable companies. Barclays then calculated a range of implied prices per Share by adding estimated net cash as of December 31, 2010 to the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of Shares. The following summarizes the result of these calculations:

Implied Equity Value per Share
Discounted Cash Flow	$23.61 - $32.67

Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $25.00 per share was within the range of implied values per share calculated using management projections.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Company’s board of directors selected Barclays because of its familiarity with the Company and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to the Company in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, the Company paid Barclays a fee of $750,000 upon the delivery of Barclays’ opinion. Additional compensation of approximately $7 million will be payable on completion of the proposed transaction against which the amounts paid for the opinion will be credited. In addition, the Company has agreed to reimburse Barclays for expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for the Company and Parent or its affiliates in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (i) acted as bookrunner on Novartis’s $5.0 billion bond issuance on March 16, 2010, (ii) acted as bookrunner on Novartis’s €1.5 billion bond issuance on June 15, 2009, (iii) acted as co-manager on Novartis’s $5.0 billion bond issuance on February 10, 2009, (iv) served as dealer for Novartis’s US commercial paper program, (v) served as dealer for Novartis’s Euro MTN program, (vi) participated in Novartis’s $4.5 billion revolving credit facility and (vii) engaged in various hedging, derivative and other risk management transactions for Novartis or its affiliates. In addition, Hans-Joerg Rudloff, Chairman of Barclays, is a member of the board of directors of Novartis.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Barclays by the Company in Item 4 (“The Solicitation or Recommendation—Opinion of Barclays”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Christian V. Kuhlen	1/3/2011	683	$19.31	Disposition of Shares. (a)
Douglas A. Schuling	1/3/2011	1,451	$19.31	Disposition of Shares. (a)
Samuel D. Riccitelli	1/3/2011	2,064	$19.31	Disposition of Shares. (a)
Tina S. Nova	1/3/2011	3,575	$19.31	Disposition of Shares. (a)
Tina S. Nova	12/31/2010	683	$0.00	Disposition of Shares. (b)
Christian V. Kuhlen	12/16/2010	4,000	$0.00	Grant of Restricted Stock Units. (c)
Tina S. Nova	12/16/2010	22,500	$0.00	Grant of Restricted Stock Units. (c)
Samuel D. Riccitelli	12/16/2010	10,000	$0.00	Grant of Restricted Stock Units. (c)
Douglas A. Schuling	12/16/2010	7,500	$0.00	Grant of Restricted Stock Units. (c)
Karin Eastham	12/1/2010	250	$16.93	Disposition of Shares. (d)
Christine A. White	12/1/2010	250	$16.93	Disposition of Shares. (d)
Geoffrey M. Parker	12/1/2010	166	$16.93	Disposition of Shares. (d)
Andrew E. Senyei	12/1/2010	500	$16.93	Disposition of Shares. (d)

(a) The shares were withheld by the Company in payment of the reporting person’s tax liability incurred upon the vesting of certain restricted stock units previously granted by the Company to the reporting person.

(b) Bona fide gift.

(c) The shares are issuable pursuant to restricted stock units, each one of which represents a contingent right to receive one Share.

(d) The shares were sold to the Company pursuant to Section 3(c) of the restricted stock unit agreement by and between the Company and the reporting person.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) The Merger Agreement contains provisions generally prohibiting, from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, the Acquired Corporations (as defined below), as well as any of their respective officers, directors, employees, attorneys, accountants, advisors and representatives (collectively, “Representatives”), from:

(i) soliciting, initiating, encouraging, inducing or facilitating the submission or announcement of any Acquisition Proposal (as defined below) (including by granting any waiver under Section 203 of the DGCL);

(ii) furnishing any information regarding any of the Acquired Corporations to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal;

(iii) engaging in discussions or negotiations with any person with respect to any Acquisition Proposal or any inquiry or indication of interest that could lead to an Acquisition Proposal;

(iv) approving, endorsing or recommending any Acquisition Proposal;

(v) entering into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below); or

(vi) agreeing to do any of the foregoing.

As used in the Merger Agreement, the “Acquired Corporations” means, collectively, the Company and each of its subsidiaries and Cartesian Medical Group, Inc. and each of its subsidiaries.

As used in the Merger Agreement, “Acquisition Proposal” means any indication of interest, offer or proposal (other than an indication of interest, offer or proposal made or submitted by Parent or one or more of its subsidiaries) contemplating or otherwise relating to any Acquisition Transaction.

As used in the Merger Agreement, “Acquisition Transaction” means any transaction or series of transactions involving (i) any merger, other business combination, issuance or acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction involving any Acquired Corporation and (a) in which a person or “group” (as defined in the Exchange Act) of persons acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities or voting power of any class of voting securities of any of the Acquired Corporations or any surviving entity or (b) in which any of the Acquired Corporations issues securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Acquired Corporations, (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets accounting for 20% or more of the consolidated net revenues, net income or assets of any of the Acquired Corporations or (iii) any liquidation or dissolution of any of the Acquired Corporations.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the board of directors of the Company other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the Merger Agreement, the Company has granted Parent and Purchaser an irrevocable option (the “Top-Up Option”), to purchase from the Company the number of newly-issued shares (the “Top-Up Option Shares”) equal to up to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis (as defined below) or (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option will terminate upon the earlier to occur of (x) the Effective Time and (y) the termination of the Merger Agreement in accordance with its terms. As used in the Merger Agreement, “on a fully diluted basis” means all Shares that would be outstanding after giving effect to the exercise, conversion or exchange of any Company options, warrants, convertible notes, stock appreciation rights, restricted stock units or other rights to acquire Shares then outstanding (other than Company options that have a per share exercise price that is greater than the Offer Price), regardless of whether or not then vested.

The Top-Up Option may be exercised by Parent or Purchaser, in whole or in part, at any time on or after the Offer Acceptance Time, in its sole discretion. However, the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that (i) immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by Parent and Purchaser constitutes at least one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis and (ii) immediately prior to the expiration of the Offer, the number of Shares validly tendered pursuant to the Offer (and not properly withdrawn prior to any then scheduled expiration date), together with the Shares then beneficially owned by Parent or Purchaser (if any), represents at least (a) a majority of all Shares then outstanding (including any shares held in escrow and any Shares granted subject to vesting or other lapse restrictions pursuant to the Company’s equity plans) plus (b) all Shares issuable upon the exercise, conversion or exchange of any Company Stock Options, warrants, convertible notes, stock appreciation rights, RSUs or other rights to acquire Shares then outstanding (other than Company Stock Options that have a per share exercise price that is greater than the Offer Price), regardless of whether or not then vested (the “Minimum Condition”).

The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of Top-Up Option Shares by the Offer Price. Such purchase price may be paid by Parent or Purchaser, at its election, either (i) entirely in cash, (ii) by executing and delivering to the Company a promissory note (with full recourse to Parent) having a principal amount equal to such purchase price or (iii) any combination thereof.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

The board of directors has approved the Merger Agreement and the Transactions in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, the board of directors has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the other Transactions.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Shares at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each Share pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of such holder’s Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Genoptix, Inc., 1811 Aston Avenue, Carlsbad, California 92008. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a Long-Form Merger, the

Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing.

Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their Shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that Parent would cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each Share. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each Share. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Parent has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Antitrust Compliance.

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and the Company expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on January 28, 2011, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about February 14, 2011, unless earlier terminated by the FTC and the Antitrust Division, or Parent or the Company, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent or the Company, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as State Attorneys General and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report that relate to future results and events are forward-looking statements based on the Company’s current expectations regarding the tender offer and other transactions contemplated by the Merger Agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, the Company may not satisfy one or more closing conditions; that the Merger Agreement may be terminated; and the impact of the current economic environment, fluctuations in operating results, market acceptance of the Company’s services, and other risks that are described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, in its most recent Quarterly Report of Form 10-Q and in its subsequently filed SEC reports. The Company undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

Legal Proceedings

On January 27, 2011, two putative class-action lawsuits (Page v. Genoptix, Inc., Case No. 37-2011-00050762-CU-BT-NC, and Schwitters v. Genoptix, Inc., Case No. 37-2011-00050783-CU-BT-NC) were filed in the Superior Court of the State of California, San Diego County, against the Company, each member of the Company’s board of directors (including its president and chief executive officer), its chief financial officer, Novartis AG, Parent, and Purchaser. The complaints are brought by Timothy Page and Larry Schwitters, each claiming to be a stockholder of the Company, and each acting on his own behalf and on behalf of others similarly situated. The complaints allege that the Company’s directors breached their fiduciary duties in connection with the proposed sale of the Company to Novartis, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. Specifically, plaintiffs contend that the Company’s directors agreed to sell the Company to Novartis at an unfair price and via an unfair process that doesn’t properly compensate the Company’s stockholders. The actions seek injunctive relief, among other remedies, and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees. The Company intends to vigorously defend against these claims.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 28, 2011. (1)(2)

(a)(1)(B)	Form of Letter of Transmittal. (1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery. (1)(2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

Exhibit No.	Description

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)(2)

(a)(1)(G)	Form of Summary Advertisement as published on January 28, 2011 in The Wall Street Journal. (1)

(a)(1)(H)	Press release issued by Genoptix, Inc., dated January 24, 2011 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by the Company on January 24, 2011).

(a)(1)(I)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9). (2)

(a)(5)(A)	Opinion of Barclays Capital Inc. to the board of directors of the Company dated January 23, 2011 (incorporated by referenced to Annex II attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of January 24, 2011, by and among, Novartis Finance Corporation, GO Merger Sub, Inc. and Genoptix, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2011).

(e)(2)	Form of Restricted Stock Unit Award Agreement for Directors and Form of Restricted Stock Unit Award Grant Notice for Directors under 2007 Equity Incentive Plan. (3)

(e)(3)	Form of Restricted Stock Unit Award Agreement for Executives and Form of Restricted Stock Unit Award Grant Notice for Executives under 2007 Equity Incentive Plan. (4)

(e)(4)	Amended and Restated Employment Agreement, dated November 5, 2008, between the Company and Tina S. Nova, Ph.D. (5)

(e)(5)	Amended and Restated Employment Agreement, dated November 25, 2008, between the Company and Samuel D. Riccitelli. (5)

(e)(6)	Amended and Restated Employment Agreement, dated November 25, 2008, between the Company and Douglas A. Schuling. (5)

(e)(7)	Amended and Restated Employment Agreement, dated December 22, 2008, between the Company and Christian V. Kuhlen, M.D., Esq. (6)

(e)(8)	Form of Indemnity Agreement by and between the Company and each executive officer party thereto. (7)

(e)(9)	Form of Tender and Support Agreement, dated January 24, 2011 (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2011).

(1)	Incorporated by reference to the Schedule TO filed by Parent and Purchaser on January 28, 2011.
(2)	Included in materials mailed to the stockholders of Genoptix, Inc.
(3)	Incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q (File No. 001-33753), filed with the Securities and Exchange Commission on July 30, 2009.
(4)	Incorporated herein by reference to the Company’s Current Report on Form 8-K (File No. 001-33753), filed with the Securities and Exchange Commission on December 22, 2009.
(5)	Incorporated herein by reference to the Company’s Annual Report on Form 10-K (File No. 001-33753), filed with the Securities and Exchange Commission on February 26, 2009.
(6)	Incorporated herein by reference to the Company’s Current Report on Form 8-K (File No. 001-33753), filed with the Securities and Exchange Commission on December 22, 2008.
(7)	Incorporated herein by reference to the Registrant’s Registration Statement on Form S-1 (No. 333-144997), as amended, filed with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENOPTIX, INC.

By:	/s/ Tina S. Nova

Name:	Tina S. Nova, Ph.D.

Title:	President and Chief Executive Officer

Dated:	January 28, 2011

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder

Annex II—Opinion of Barclays Capital Inc. to the Board of Directors of Genoptix, Inc., dated January 23, 2011

Annex III—Section 262 of the Delaware General Corporation Law

ANNEX I

GENOPTIX, INC.

1811 ASTON AVENUE

CARLSBAD, CA 92008

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (the “Information Statement”) is being mailed on or about January 28, 2011, in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) of Genoptix, Inc., a Delaware corporation (“Genoptix,” the “Company,” “we” or “our”), with respect to the cash tender offer by GO Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Novartis Finance Corporation, a New York corporation (“Parent”), to the holders of record of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock” or “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the board of directors of the Company (the “Company Board” or “Board of Directors”). Such designation would be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated January 24, 2011 (the “Merger Agreement”), by and among Parent, Purchaser and the Company that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company (the “Merger”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on January 28, 2011 to purchase all of the outstanding shares of Common Stock at a price per share of $25.00, net to the seller in cash, without interest and subject to any tax withholding, upon the terms and conditions set forth in the Offer to Purchase, dated January 28, 2011 (together with any amendments or supplements thereto, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Friday, February 25, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser, Parent and Novartis AG with the Securities and Exchange Commission (the “SEC”) on January 28, 2011.

The Merger Agreement provides that subject to compliance with the Company’s certificate of incorporation and bylaws, applicable law and the applicable NASDAQ Marketplace Rules, Purchaser is entitled following the Offer Acceptance Time to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as would represent a percentage of the entire Company Board equal to the percentage of the total number of outstanding Common Stock beneficially owned by Parent, Purchaser and any of their affiliates (including Common Stock accepted for payment pursuant to the Offer). Upon request from Purchaser, the Company has agreed to take all such actions necessary to elect or designate to the Company Board the individuals so designated by Purchaser, including promptly increasing the size of the Company Board and/or promptly securing the resignations of such number of its incumbent directors, in each case as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Company Board. From and after the Offer Acceptance Time, to the extent requested by Purchaser, the Company must also cause persons designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) the Board of Directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable law and applicable NASDAQ Marketplace Rules.

The Merger Agreement also provides that, in the event that Purchaser’s designees are elected or designated to the Company Board as set forth above, then, until the Effective Time, the Company will cause the Company Board to maintain three directors who were members of the Company Board on or prior to the date of the Merger Agreement and who are not officers, directors or employees of Parent, Purchaser or any of their affiliates, each of whom must be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ Marketplace Rules and at least one of whom shall be an “audit committee financial expert” as defined in Items 407(d)(5)(ii) and (iii) of Regulation S-K (the “Continuing Directors”). If any Continuing Director no longer is able to serve due to death, disability or resignation, the Company must take all necessary action (including creating a committee of the Board of Directors) so that the remaining Continuing Directors are entitled to elect or designate another person to fill such vacancy. In addition, after the Offer Acceptance Time and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors will (in addition to the approvals of the Board of Directors or the stockholders of the Company as may be required by the Company’s certificate of incorporation, bylaws or applicable law) be required (i) for the Company to amend or terminate the Merger Agreement, (ii) to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than Parent or Purchaser), (iii) to amend the Company’s certificate of incorporation or bylaws if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than Parent or Purchaser) or (iv) to take any other action of the Company Board in connection with the Merger Agreement, if such action would adversely affect the holders of Common Stock (other than Parent or Purchaser).

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Purchaser’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser’s designees to the Company Board. However, Purchaser has informed the Company that it will choose its designees to the Board of Directors from the executive officers and directors of Purchaser listed in Annex I to the Offer to Purchase (the “Potential Designees”), a copy of which is being mailed to stockholders of Genoptix. The information with respect to the Potential Designees is incorporated herein by reference. Purchaser has informed the Company that each of the Potential Designees has consented to act as a director of the Company, if so designated.

Based solely on the information set forth in Annex I to the Offer to Purchase filed by Purchaser, none of the Potential Designees (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the knowledge of Purchaser and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent and Purchaser have informed the Company that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day on Friday, February 25, 2011. It is currently not known which, if any, of the current directors of the Company would resign.

CERTAIN INFORMATION CONCERNING GENOPTIX, INC.

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on January 21, 2011 there were 17,692,447 shares of Common Stock outstanding and no shares of preferred stock outstanding. As of the date of this Information Statement, Parent and its affiliates do not own any shares of Common Stock, other than its beneficial ownership pursuant to the tender and support agreements dated as of January 24, 2011, by and among Parent, Purchaser and each director and executive officer of the Company (the form of which was filed as Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on January 26, 2011).

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Company Board currently consists of eight members. The following table sets forth the current directors, executive officers and other key employees of the Company and their ages as of January 21, 2011:

Executive Officer/Director	Age	Position Held with Company
Robert E. Curry, Ph.D.	64	Director
Karin Eastham	61	Director
Michael A. Henos	61	Director
Laurence R. McCarthy, Ph.D.	66	Director
Tina S. Nova, Ph.D.	57	President and Chief Executive Officer and Director
Geoffrey M. Parker	46	Director
Andrew E. Senyei, M.D.	60	Director and Chairman of the Board
Christine A. White, M.D.	58	Director
Samuel D. Riccitelli	51	Executive Vice President and Chief Operating Officer
Douglas A. Schuling	50	Executive Vice President and Chief Financial Officer
Christian V. Kuhlen, M.D., Esq.	38	Vice President, General Counsel and Corporate Secretary

EXECUTIVE OFFICERS AND DIRECTORS

The following is a brief biography of each of our directors and executive officers as of January 21, 2011.

Robert E. Curry, Ph.D. has served on our Board of Directors since February 2002. Since July 2002, Dr. Curry has served as a venture partner at Alliance Technology Ventures, L.P., based in Atlanta, Georgia. From July 2001 to July 2002, Dr. Curry was engaged as a consultant to DLJ Capital Corporation, a wholly-owned subsidiary of Credit Suisse First Boston (USA), Inc., or CSFB. He joined the Sprout Group, or Sprout, a submanager of various venture capital funds within the CSFB organization, as a general partner in May 1991. Prior to joining Sprout, Dr. Curry served in various capacities with Merrill Lynch R&D Management and Merrill Lynch Venture Capital from 1984, including as president of both organizations from January 1990 to May 1991. Previously, Dr. Curry was a vice president of Becton, Dickinson and Company, a medical technology company, from May 1980 to July 1984, and General Manager of the Diagnostics Systems Division of Bio-Rad Laboratories Inc., a clinical diagnostic and life sciences research company, from August 1976 to May 1980. He currently is a director of numerous privately-held companies as well as the chairman of the board and a trustee of Keck Graduate Institute, a not-for-profit organization. He is also currently the chief executive officer of SensysMedical, Inc. Dr. Curry received a B.S. from the University of Illinois, and a M.S. and Ph.D. in chemistry from Purdue University. We believe that Dr. Curry’s finance and business expertise, including a diversified background as an executive and in operating roles in clinical diagnostic and life sciences companies, combined with Dr. Curry’s extensive experience as a venture capital investor in these industries for over 25 years and as a board member for more than 30 pharmaceutical and diagnostic companies, give him a breadth of knowledge and valuable understanding of our industry which qualify him to serve as a director.

Geoffrey M. Parker has served on our Board of Directors since June 2010. Mr. Parker is the senior vice president and chief financial officer for Anacor Pharmaceuticals, a biopharmaceutical company developing novel small-molecule therapeutics, where he has served in such capacity since September of 2010. From July 2009 to July 2010, Mr. Parker acted as an advisor in his role as the chief business officer of InteKrin Therapeutics, a privately held biopharmaceutical company in Los Altos, California. From 1997 to April 2009, Mr. Parker was a vice president, then managing director and finally partner at the global investment banking and securities firm Goldman Sachs Group, Inc., leading their West Coast Healthcare Investment Banking practice during this time. Mr. Parker also served in various capacities with Goldman Sachs Group, Inc. from 1990 to 1995 and 1986 to 1988. From 1995 to 1997, Mr. Parker was vice president at Feibusch & Co., a venture capital firm in Larkspur, California. Mr. Parker is currently a member of the board of directors for ChemoCentryx, Inc., a clinical stage privately held biopharmaceutical company. Mr. Parker received an A.B. from Dartmouth College in Engineering Sciences and Economics and an M.B.A. from Stanford University. We believe that Mr. Parker’s extensive healthcare investment banking experience, broad knowledge of financial markets and expertise as a strategic advisor to healthcare, diagnostic and other life sciences companies provides our board with complementary expertise and give him the knowledge, qualifications and skills to serve as a director.

Andrew E. Senyei, M.D. has served on our Board of Directors as chairman of the board since April 2000. Dr. Senyei has been a managing director and a general partner of Enterprise Partners, a venture capital firm, since 1987. Dr. Senyei was a founder of Molecular Biosystems, a publicly traded biotechnology company acquired in 2000, and, prior to joining Enterprise Partners, was a practicing clinician and adjunct associate professor of obstetrics and gynecology at the University of California, Irvine. Dr. Senyei serves on the board of directors of Complete Genomics Incorporated, and also on the boards of directors of numerous private healthcare companies. Dr. Senyei obtained his M.D. from Northwestern University and residency training at the University of California, Irvine, Medical Center. We believe that Dr. Senyei’s medical and business expertise, including his experience as a venture capitalist building and serving on the board of directors of more than 25 public and private emerging life sciences and healthcare companies, combined with his long tenure as a member of our Board of Directors and extensive prior experience as an inventor and practicing clinician, give him valuable insight into our industry and the seasoned business judgment and broad strategic vision which enables him to serve as an effective and valuable director and to have the qualifications and leadership and other skills to serve as the chairman of the board.

Karin Eastham has served on our Board of Directors since July 2008. Ms. Eastham serves on several life sciences boards and also provides some consulting and executive coaching to healthcare companies. From May 2004 to September 2008 she served as executive vice president and chief operating officer and as a member of the Board of Trustees of Burnham Institute for Medical Research, a non-profit corporation engaged in biomedical research. From April 1999 to May 2004, Ms. Eastham served as senior vice president, finance, chief financial officer and secretary of Diversa Corporation. She previously held similar positions with CombiChem, Inc., a computational chemistry company, and Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including vice president, finance, at Boehringer Mannheim Corporation, from 1976 to 1988. Ms. Eastham also serves as a director for Amylin Pharmaceuticals, Inc., Illumina, Inc., Trius Therapeutics, Inc. and Geron Corporation. From August 2005 until August 2008, Ms. Eastham was a member of the board of directors of SGX Pharmaceuticals, Inc. and from December 2003 until October 2008, Ms. Eastham was a member of the board of directors of Tercica, Inc. She received a B.S. and an M.B.A. from Indiana University. She is a Certified Public Accountant and a Certified Director. We believe that Ms. Eastham’s financial, operational management, strategic planning and corporate governance expertise, including her service as an audit committee financial expert on various public company boards, combined with extensive prior operational and financial experience from serving as the chief operating officer or chief financial officer for companies in the medical and biopharmaceutical industries, give her the qualifications, skills and financial expertise to serve as a director.

Michael A. Henos has served on our Board of Directors since 2001. From 1993 to the present, Mr. Henos has served as managing general partner of Alliance Technology Ventures, L.P., based in Atlanta, Georgia. Mr. Henos served as a general partner of Aspen Ventures, an early stage venture capital partnership, from 1991 to 2001. Mr. Henos previously served as a vice president of 3i Ventures Corporation, the predecessor of Aspen Ventures, from 1986 to 1991. From 1984 to 1986, Mr. Henos served as a healthcare consultant with Ernst & Young, specializing in venture financing of startup medical technology companies. Before joining Ernst & Young, Mr. Henos served in a variety of operating management positions and co-founded and served as chief executive officer of ProMed Technologies, Inc. Mr. Henos is the chairman of the board of directors of Inhibitex, Inc., a publicly held clinical stage biopharmaceutical company, and from 1994 until June 2009 was a member of the board of directors of AtheroGenics, Inc., a publicly held biopharmaceutical company. Mr. Henos received his B.S. and MBA from the University of California, Los Angeles. We believe that Mr. Henos’ financial and business expertise, including a diversified background as a venture capital investor, combined with his long tenure as a Board member and his prior executive management experience in the healthcare and medical technology industries, give him extensive knowledge of our business and the qualifications and skills to serve as a director.

Tina S. Nova, Ph.D. has served as our president and chief executive officer, and a member of our Board of Directors, since March 2000. From 1994 to January 2000, Dr. Nova served as chief operating officer and president of Nanogen, Inc., a provider of molecular diagnostic tests, where she was a co-founder. From 1992 to 1994, Dr. Nova served as chief operating officer of Selective Genetics, a targeted therapy biotechnology company. She currently serves as a member of the board of directors of Arena Pharmaceuticals, Inc., a publicly held clinical-stage biopharmaceutical company. She also serves on the board of trustees of the University of San Diego and was a life science sector representative to the Independent Citizen’s Oversight Committee overseeing the California Stem Cell Initiative (Proposition 71) from inception through 2008. Dr. Nova holds a B.S. degree in biological sciences from the University of California, Irvine and a Ph.D. in biochemistry from the University of California, Riverside. We believe that Dr. Nova’s scientific training and business expertise, including her service on various public company boards and extensive prior experience as an executive officer of molecular diagnostic and biotechnology companies, combined with her exceptional leadership skills, strong ability to motivate her team, and over 10 years of service as our president and chief executive officer, give her extensive knowledge of our business and provide her the qualifications and skills to serve as an effective leader of our Company and director.

Laurence R. McCarthy, Ph.D. has served on our Board of Directors since August 2008. Dr. McCarthy has served as a Venture Partner with Ampersand Ventures, a private equity fund focused on healthcare investment, since 2007 and president of Scientific Technologies and Solutions, LLC, a diagnostic and technology consulting company, since 2007. From 1987 to 2006, Dr. McCarthy was president, chief executive officer, chairman and chief technology officer of Focus Diagnostics and later served as its chief technology officer following the company’s acquisition by Quest Diagnostics in 2006. Prior to this, Dr. McCarthy was president for the U.S. Diagnostics Division of Boehringer Mannheim; vice president and general manager and vice president R&D for Becton Dickinson & Co. Dr. McCarthy’s academic experience includes faculty positions at Johns Hopkins School of Medicine, University of North Carolina School of Medicine, and Cornell University School of Medicine, as well as serving as a laboratory director at the Memorial Sloan-Kettering Cancer Center and at North Carolina Memorial Hospital. Dr. McCarthy received his Ph.D. in Microbiology from the University of New Hampshire and his B.S. in Biology from St. Anselm College. We believe that Dr. McCarthy’s education and business and technical expertise, including his extensive experience serving as a chief executive or chief technical officer of various diagnostic and laboratory companies, combined with his extensive academic experience from holding faculty positions at various medical schools, give him a broad understanding of the diagnostic industry and the key technical skills and qualifications to serve as a director. Dr. McCarthy’s key technical skills complement and supplement those of other members of our Board of Directors.

Christine A. White, M.D., has served as a member of our Board of Directors since January 2009. Dr. White was with Biogen Idec Inc., a biopharmaceutical company, from 1996 to 2005, where she held several senior positions, most recently as senior vice president, global medical affairs. From 1994 to 1996, Dr. White served as the Director of Clinical Oncology Research at the Sidney Kimmel Cancer Center in San Diego and, from 1984 to 1994, Dr. White was on the clinical staff and held various positions in the Department of Medicine at Scripps Memorial Hospitals in La Jolla and Encinitas, California, most recently as Chairman, Department of Medicine. Dr. White currently serves as a member of the board of directors at Arena Pharmaceuticals, Inc. and previously served as a director at Monogram Biosciences, Inc. from August 2008 to August 2009 and Pharmacyclics, Inc. from August 2006 to September 2009. Dr. White holds a B.A. in Biology and an M.D. from the University of Chicago and is board certified in both Internal Medicine and Medical Oncology. We believe that Dr. White’s medical, business and scientific expertise, including her diversified background in management and in medical and clinical research positions at biopharmaceutical, hospital and research institutions and her experience on various public company boards, combined with her extensive oncology research, clinical development and regulatory experience, give her a deep understanding of the diagnostic and clinical needs of our key physician customers and the qualifications and skills to serve as a director.

Samuel D. Riccitelli has served as our executive vice president and chief operating officer since October 2001. From 1995 to 2001, Mr. Riccitelli served in a number of positions for Becton, Dickinson and Company, a global medical technology company, including most recently as vice president & general manager and as a board member for BD Ventures, L.L.C., a venture capital fund. From 1989 to 1994, he served in a number of positions for the FOxS Division of Puritan-Bennett Corporation, a medical device company, including most recently as general manager. Mr. Riccitelli holds a B.A. in biology from Washington and Jefferson College and a M.S. Eng. degree in mechanical & biomedical engineering from The University of Texas.

Douglas A. Schuling has served as our executive vice president and chief financial officer since April 1999. From 1997 to March 1999, Mr. Schuling held the position of chief financial and operating officer for Point-of-Care Systems, a venture capital backed clinical information systems company. From 1985 to 1997, Mr. Schuling held various positions at Nellcor Puritan Bennett, a research, development and manufacturing company, specializing in medical equipment and supplies, most recently as Hospital Group Controller. Mr. Schuling received his B.S. degree in accounting from Drake University.

Christian V. Kuhlen, M.D., Esq. has served as our vice president, general counsel and corporate secretary since September 2007 and was appointed as our chief compliance officer in November 2009. Dr. Kuhlen was an attorney with Cooley LLP from October 2004 to September 2007. Between August 1997 and May 2004, Dr. Kuhlen was a full-time graduate student. From October 1995 to July 1997, Dr. Kuhlen was a research assistant at The Scripps Research Institute in La Jolla, California, where he studied the pathogenesis of the hepatitis B and hepatitis C viruses. He holds a B.S. in biochemistry and cell biology and a B.A. in economics from the University of California, San Diego and a J.D. and M.D. from the University of Southern California.

CORPORATE GOVERNANCE AND BOARD MATTERS

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under The NASDAQ Stock Market (“NASDAQ”) listing standards, a majority of the members of a listed company’s Board of Directors must qualify as “independent,” as affirmatively determined by the Board of Directors. The Board of Directors consults with the Company’s counsel to ensure that the Company Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent NASDAQ listing standards, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, the Board of Directors has affirmatively determined that the following seven directors are independent directors within the meaning of the applicable NASDAQ listing standards: Dr. Curry, Ms. Eastham, Mr. Henos, Dr. McCarthy, Mr. Parker, Dr. Senyei and Dr. White. In making this determination, the Company Board found that none of these directors had a material or other disqualifying relationship with the Company. Dr. Nova, the

Company’s president and chief executive officer, is not an independent director by virtue of her employment with the Company.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors has four committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Compliance Committee. The following table provides membership and meeting information for each of these committees during the year ended December 31, 2010:

Name	Audit Committee		Compensation Committee	Compliance Committee		Nominating and Corporate Governance Committee
Timothy M. Buono (1)	X	†		X	†
Robert E. Curry, Ph.D.	X			X*
Karin Eastham	X*					X
Michael A. Henos			X*
Laurence R. McCarthy, Ph.D.				X
Geoffrey M. Parker (2)	X#					X#
Andrew E. Senyei, M.D.			X			X*
Christine A. White, M.D.			X	X#		X	†
Total meetings in fiscal 2010	4		7	5		4

*	Committee Chair
#	Committee member for portion of the year (replacing former committee member)
†	Former committee member
(1)	Mr. Buono’s term as a director, and his participation on the Audit Committee and Compliance Committee, expired at the annual meeting of stockholders on June 1, 2010.
(2)	Mr. Parker was elected as a director at the annual meeting of stockholders on June 1, 2010, and was appointed, contingent upon his election as a director at the annual meeting of stockholders, as a member of the Audit Committee and the Nominating and Corporate Governance Committee on May 5, 2010.

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company, except as specifically described below.

Audit Committee

The Audit Committee operates pursuant to a written charter that is available on our website at http://investor.genoptix.com. The Audit Committee consists of Geoffrey M. Parker, Robert E. Curry, Ph.D. and Karin Eastham, with Ms. Eastham serving as the Chair of the Audit Committee. Timothy M. Buono served as Chair of the Audit Committee until the expiration of his term as a member of the Company Board at the annual meeting of stockholders held on June 1, 2010. Following Mr. Buono’s departure, Mr. Parker became a member of the Audit Committee. The Audit Committee met four times during fiscal 2010. The functions of the Audit Committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•	reviewing our annual and quarterly consolidated financial statements and reports and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and consolidated financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and providing oversight with respect to any related party transactions;

•

reviewing reports from management, our auditors and our Compliance Committee regarding our procedures to monitor and ensure compliance with our legal and regulatory responsibilities (including our disclosure controls and procedures), our code of business conduct and ethics and our compliance with legal and regulatory requirements;

•	reviewing our investment policy on a periodic basis; and

•	reviewing and evaluating, at least annually, the performance of the Audit Committee and its members, including compliance of the Audit Committee with its charter.

Our Board of Directors reviews the NASDAQ listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of our Audit Committee are independent (as independence is currently defined in Rule 5605(c)(2)(A)(i) and (ii) of the NASDAQ listing standards). Our Board of Directors has determined Ms. Eastham to qualify as an audit committee financial expert within the meaning of applicable SEC regulations and NASDAQ Marketplace Rules. In making this determination, our Board of Directors has considered the formal education and nature and scope of her previous experience, coupled with her past and present service on various audit committees. Representatives of our independent auditors and management both periodically meet privately with the Audit Committee.

Report of the Audit Committee of the Board of Directors

The material in this report is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference in any filing of Genoptix under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2009 with our management. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm’s independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Audit Committee

Timothy M. Buono, Chair

Robert E. Curry

Karin Eastham

Compensation Committee

The Compensation Committee operates pursuant to a written charter that is available on our website at http://investor.genoptix.com. The Compensation Committee consists of Michael A. Henos, Andrew E. Senyei, M.D., and Christine A. White, M.D., with Mr. Henos serving as the Chair of the Compensation Committee. All members of the Compensation Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Compensation Committee met seven times during fiscal 2010. The functions of the Compensation Committee include, among other things:

•	reviewing and approving the compensation and other terms of employment of our executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•	evaluating and approving the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	evaluating and recommending to our Board of Directors the type and amount of compensation to be paid or awarded to Board members;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•

establishing policies with respect to the purchase by our employees and directors or their designees of financial instruments that are designed to hedge or offset any decrease in the market value of equity securities;

•

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•

reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers, including reviewing and approving any payments, compensation or other awards under such agreements and arrangements;

•	reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full Board its inclusion in our periodic reports to be filed with the SEC;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing the adequacy of our Compensation Committee charter on a periodic basis; and

•	reviewing and evaluating, at least annually, the performance of the Compensation Committee.

Typically, the Compensation Committee meets at least three times annually and with greater frequency if necessary. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. Our chief executive officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding her compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of the Company, as well as authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. The Compensation Committee also has sole authority to retain and terminate any such external legal, accounting or other advisors and consultants, including but not limited to retaining and terminating compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms. Prior to selecting any compensation consultant, legal counsel or other advisor with respect to compensation matters, the Compensation Committee reviews, discusses and considers the independence of such compensation consultant, legal counsel or other advisor as required by the SEC rules and regulations promulgated under Section 10C of the Exchange Act.

Beginning in 2008 and again during the past two fiscal years, the Compensation Committee engaged Radford, an Aon Consulting Company, as compensation consultants, based primarily upon their reputation and the previous experience of certain committee members with Radford. The Compensation Committee requested that Radford:

•	evaluate the Company’s existing compensation strategy and practices in supporting and reinforcing the Company’s long-term strategic goals; and

•	assist in refining the Company’s compensation strategy and in developing and implementing an executive compensation program to execute that strategy.

As part of its engagement, Radford was requested by the Compensation Committee to develop a comparative group of companies and to perform analyses of competitive performance and compensation levels for that group and to prepare a comprehensive detailed assessment of our executive compensation programs as compared to this group of companies. At the request of the Compensation Committee, Radford has also conducted interviews with certain members of the Compensation Committee and senior management to learn more about our business operations and strategy, key performance metrics and strategic goals, as well as the labor markets in which we compete. Radford ultimately developed recommendations that were presented to the Compensation Committee for its consideration. Radford did not provide the Company with any additional services (such as benefits administration or human resources consulting) during 2010 in excess of $120,000.

Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees, as appropriate. In February 2008, the Compensation Committee formed a Non-Officer Stock Option Committee, currently comprised of Dr. Nova and Mr. Schuling, to which it delegated authority to grant, without any further action required by the Compensation Committee, stock options to employees and consultants who are not officers of the Company. The purpose of this delegation of authority is to enhance the flexibility of option administration within the Company and to facilitate the timely grant of options to non-management employees and consultants, particularly new employees and consultants, within specified limits approved by the Compensation Committee. In particular, the subcommittee may not grant options to acquire more than an aggregate of 500,000 shares to all employees per calendar year or 20,000 shares per individual employee per calendar year without obtaining additional delegated authority from the Compensation Committee. Stock option awards made by this subcommittee are typically granted on or about the same date each month to provide consistency and facilitate option administration. Typically, as part of its oversight function, the Compensation Committee will review on a quarterly basis the list of grants made by the subcommittee.

In recent years, the Compensation Committee has made most significant adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the last quarter of the year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of our compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year.

Generally, the Compensation Committee’s process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the chief executive officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by the chief executive officer. In the case of the chief executive officer, the evaluation of her performance is conducted by the Compensation Committee, which determines any adjustments to her compensation as well as awards to be granted. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels, and recommendations of the Compensation Committee’s compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

The specific determinations of the Compensation Committee with respect to executive compensation are described in greater detail in the Compensation Discussion and Analysis section of this information statement.

Compensation Committee Interlocks and Insider Participation

During 2010, the following directors served as members of the Compensation Committee: Michael A. Henos, Andrew E. Senyei, M.D. and Christine A. White, M.D. No member of our Compensation Committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or Board of Directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation

Committee. We have had a Compensation Committee for eleven years. Prior to establishing the Compensation Committee, our full Board of Directors made decisions relating to compensation of our executive officers.

The specific determinations of the Compensation Committee with respect to executive compensation for the fiscal year ended December 31, 2010 are described in greater detail in the Compensation Discussion and Analysis section of this information statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee operates pursuant to a written charter that is available on our website at http://investor.genoptix.com. The Nominating and Corporate Governance Committee consists of Karin Eastham, Andrew E. Senyei, M.D. and Geoffrey M. Parker, with Dr. Senyei serving as the Chair of the Nominating and Corporate Governance Committee. Christine A. White, M.D. served as a member of the Nominating and Corporate Governance Committee until Mr. Parker’s appointment to the committee by the Board of Directors which was effective in June 2010. The Nominating and Corporate Governance Committee met four times during 2010. The functions of the Nominating and Corporate Governance Committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our Board of Directors consistent with criteria approved by our Board;

•	determining the minimum qualifications for service on our Board of Directors;

•	evaluating director performance on our Board of Directors and applicable committees of the Board and determining whether continued service on our Board is appropriate;

•	interviewing, evaluating, nominating and recommending individuals for membership on our Board of Directors;

•	evaluating nominations by stockholders of candidates for election to our Board of Directors;

•	considering and assessing the independence of members of our Board of Directors;

•

developing, as appropriate, a set of corporate governance policies and principles, including a code of business conduct and ethics and reviewing and recommending to our Board of Directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise;

•	reviewing the adequacy of its charter on an annual basis; and

•	evaluating, at least annually, the performance of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. The Nominating and Corporate Governance Committee also focuses on issues of diversity, such as diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills. The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity; however, our Board of Directors and the Nominating and Corporate Governance Committee believe that it is essential that the Board members represent diverse viewpoints. The Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of the Board of Directors, our operating requirements and the long-term interests of our stockholders. In addition to considerations of diversity, in conducting this assessment, the Nominating and Corporate Governance Committee considers age, skills and such other factors as it deems appropriate given the current needs of the Board of Directors and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors’ overall service to us during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors’ independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board of Directors. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates’ qualifications and then selects a nominee for recommendation to the Board of Directors by majority vote.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: 1811 Aston Avenue, Carlsbad, California 92008, no later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting. Submissions must include (i) the name, age, business address and residence address of such nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of each class of our capital stock which are owned by such nominee, (iv) the date or dates on which such shares were acquired and the investment intent of such acquisition, (v) a completed and signed questionnaire, representation and agreement (as described in our bylaws) and (vi) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the Exchange Act. Additionally, stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors must include in the submission, as to the stockholder giving the notice, the name and address of such stockholder, the class, series and number of our shares that are owned by such stockholder, and such other information as is specified in our bylaws. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors should carefully review our bylaws for additional required information with respect to stockholder nominations of director candidates. To date, the Nominating and Corporate Governance Committee has not received or rejected a timely director nominee for election at an upcoming meeting from a stockholder or stockholders holding more than 5% of our voting stock.

Compliance Committee

The Compliance Committee consists of Christine A. White, M.D., Robert E. Curry, Ph.D. and Laurence R. McCarthy, Ph.D., with Dr. Curry serving as the Chair of the Compliance Committee. Timothy M. Buono served as a member of the Compliance Committee until the expiration of his term as a member of the Company Board at the annual meeting of the Company’s stockholders held on June 1, 2010. The Compliance Committee met five times during fiscal 2010. The functions of the Compliance Committee include, among other things:

•	overseeing, monitoring, and evaluating our compliance with all regulatory obligations (with the exception of obligations relating to tax and securities-related laws);

•

reviewing our applicable standards, policies, and procedures with a focus on (1) our efforts towards continuous improvement in the quality of our laboratory and other healthcare-related services that we provide, and (2) our effort to be honest and ethical with laws governing (a) financial relationships between us and physician customers or other potential sources of referrals (e.g., anti-kickback and anti-referral laws), (b) Medicare reimbursement and (c) conflicts of interest;

•	reviewing our efforts relating to employee education of regulatory and compliance requirements;

•	appointing, overseeing, and reviewing the activities of our chief compliance officer and reviewing periodic reports from our chief compliance officer;

•	meeting and reporting to our Board of Directors at least twice annually; and

•	recommending such actions or measures be adopted by the Board of Directors as it deems appropriate to improve the effectiveness of our compliance program.

MEETINGS OF THE BOARD OF DIRECTORS; ANNUAL MEETING ATTENDANCE

The Board of Directors met 14 times during the last fiscal year ended December 31, 2010. Each Board of Directors member attended 75% or more of the aggregate of the meetings of the Board of Directors and of the committees on which they served, held during the period for which they were a director or committee member, respectively. It is our policy to encourage directors and nominees for director to attend our annual meetings of the stockholders. All of our directors and nominees for director attended our 2010 annual meeting of the stockholders.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Our Board of Directors has adopted a formal process by which our stockholders may communicate with the Board or individual directors. Information regarding this process is available on our website at http://investor.genoptix.com.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics relating to the conduct of our business by our employees, officers and directors. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business. The Code of Business Conduct and Ethics is available on our website at http://investor.genoptix.com. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website at http://investor.genoptix.com.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our Common Stock as of January 21, 2011 by: (i) each of our directors, (ii) each of our executive officers named in our Summary Compensation Table, (iii) all of our directors and executive officers as a group and (iv) each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Common Stock. The table is based upon information supplied by our officers, directors and principal stockholders and a review of Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 17,692,447 shares outstanding on January 21, 2011, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of Common Stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on March 22, 2011, which is 60 days after January 21, 2011, and shares of Common Stock issuable pursuant to restricted stock units that are fully vested on March 22, 2011. These shares are deemed to be outstanding and beneficially owned by the person holding those options or restricted stock units for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The beneficial ownership calculations included in the table below do not include any accelerated vesting of outstanding stock options or restricted stock units held by our directors and executive officers that may result from the closing of the transactions contemplated by the Merger Agreement immediately prior to the Offer Acceptance Time. Additional information with respect to the acceleration of vesting with respect to outstanding stock options and restricted stock units held by our directors and executive officers in connection with the transactions contemplated by the Merger Agreement is included in the Schedule 14D-9.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Holders:
BlackRock, Inc. (2)	1,940,607	11.0%
40 E. 52nd St.
New York NY 10022
Janus Capital Management LLC (3)	1,223,334	6.9%
151 Detroit St.
Denver CO 80206
S.A.C. Capital Advisors L.P. (4)	1,148,244	6.5%
72 Cummings Point Road
Stanford CT 06902
OppenheimerFunds, Inc. (5)	1,069,513	6.0%
Two World Financial Center
225 Liberty St.
New York NY 10281
Next Century Growth Investors, LLC (6)	959,452	5.4%
5500 Wayzata Blvd., Suite 1275
Minneapolis MN 55416
Southpoint Capital Advisors LP (7)	937,337	5.3%
623 Fifth Avenue
Suite 2601
New York NY 10022

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and executive officers:
Robert E. Curry, Ph.D. (8)	38,811	*
Karin Eastham (9)	22,214	*
Michael Henos (10)	23,853	*
Laurence R. McCarthy, Ph.D. (11)	23,714	*
Geoffrey M. Parker (12)	3,418	*
Andrew E. Senyei, M.D. (13)	65,570	*
Christine A. White, M.D. (14)	17,369	*
Tina S. Nova, Ph.D. (15)	387,685	2.1%
Samuel D. Riccitelli (16)	183,860	1.0%
Douglas A. Schuling (17)	138,651	*
Christian V. Kuhlen, M.D., Esq. (18)	29,122	*
All executive officers and directors as a group (11 persons) (19)	934,267	5.1%

*	Represents beneficial ownership of less than 1%.
(1)	Except as otherwise noted above, the address for each person or entity listed in the table is c/o Genoptix, Inc., 1811 Aston Avenue, Carlsbad, CA 92008.
(2)	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of our Common Stock held by BlackRock, Inc. No one person’s interest in our Common Stock held by BlackRock, Inc. is more than five percent of our total outstanding Common Stock. This information is based solely on a Schedule 13G filed by BlackRock, Inc. with the SEC on January 8, 2010.
(3)	Janus Capital Management LLC (“Janus Capital”) has a direct 91.8% ownership stake in INTECH Investment Management (“INTECH”) and a direct 77.8% ownership stake in Perkins Investment Management LLC (“Perkins”). Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 816,434 shares of our Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Perkins may be deemed to be the beneficial owner of 406,900 shares of our Common Stock held by such Managed Portfolios. However, Perkins does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. No one person’s interest in our Common Stock held in the Managed Portfolios is more than five percent of our Common Stock. This information is based solely on a Schedule 13G filed by Janus Capital and Perkins with the SEC on February 16, 2010.
(4)

SAC Capital Advisors LP, SAC Capital Advisors Inc. and Steven A. Cohen (collectively, “SAC”) own directly no shares of our common stock. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to the securities held by SAC Capital Associates and SAC MultiQuant Fund. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Mr. Cohen controls SAC Capital Advisors Inc. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 1,148,244 shares of our common stock and S.A.C. Capital Associates LLC may be deemed to beneficially own 1,130,849 shares of our common stock. Each of SAC Capital Advisors LP, SAC Capital Advisors Inc., S.A.C. Capital Associates LLC, and Mr. Cohen disclaims beneficial ownership of any of the shares. This information is based solely on a Schedule 13G filed by SAC with the SEC on January 20, 2011.

(5)	OppenheimerFunds, Inc. (“Oppenheimer”) is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and has the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, our shares of Common Stock held by it. Oppenheimer disclaims beneficial ownership of such shares. This information is based solely on a Schedule 13G filed by Oppenheimer with the SEC on February 2, 2010.
(6)	These shares of Common Stock may be deemed to be beneficially owned by (1) Next Century Growth Investors, LLC by virtue of its investment discretion and/or voting power over client securities, which may be revoked; and (2) Thomas L. Press and Donald M. Longlet, as a result of their positions with and ownership positions in Next Century Growth Investors, LLC, which could be deemed to confer upon each of them voting and/or investment power over the shares. Each of Next Century Growth Investors, LLC, Thomas L. Press and Donald M. Longlet disclaim beneficial ownership of these shares except to the extent of each of their respective pecuniary interest therein, if any. This information is based solely on a Schedule 13G/A filed by the above-named entity and persons with the SEC on February 12, 2010.
(7)	These shares of Common Stock are held by several private investment funds for which Southpoint Capital Advisors LP serves as the investment manager and Southpoint GP, LP serves as the general partner. Southpoint Capital Advisors LLC serves as the general partner of Southpoint Capital Advisors LP and Southpoint GP, LLC serves as the general partner of Southpoint GP, LP. John S. Clark II (together with all of the Southpoint entities described herein, “Southpoint”) serves as managing member of both Southpoint Capital Advisors LLC and Southpoint GP, LLC. Southpoint disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. This information is based solely on a Schedule 13G filed by Southpoint with the SEC on April 30, 2010.
(8)	Includes 36,311 shares that Dr. Curry has the right to acquire from us within 60 days after January 21, 2011 pursuant to the exercise of stock options and vesting of restricted stock units.
(9)	Includes 16,214 shares that Ms. Eastham has the right to acquire from us within 60 days after January 21, 2011 pursuant to the exercise of stock options and vesting of restricted stock units.
(10)	Includes 19,339 shares that Mr. Henos has the right to acquire from us within 60 days after January 21, 2011 pursuant to the exercise of stock options and vesting of restricted stock units.
(11)	Includes 16,839 shares that Dr. McCarthy has the right to acquire from us within 60 days after January 21, 2011 pursuant to the exercise of stock options and vesting of restricted stock units.
(12)	Includes 2,917 shares that Mr. Parker has the right to acquire from us within 60 days after January 21, 2011 pursuant to the exercise of stock options and vesting of restricted stock units.
(13)	Includes 41,874 shares that Dr. Senyei has the right to acquire from us within 60 days after January 21, 2011 pursuant to the exercise of stock options and vesting of restricted stock units. These shares are subject to an agreement pursuant to which Dr. Senyei transfers the shares for no consideration to Enterprise Partners V, LP, of which he is a general partner.
(14)	Includes 12,951 shares that Dr. White has the right to acquire from us within 60 days after January 21, 2011 pursuant to the exercise of stock options and vesting of restricted stock units.
(15)	Includes 354,872 shares that Dr. Nova has the right to acquire from us within 60 days after January 21, 2011 pursuant to the exercise of stock options.
(16)	Includes 163,932 shares that Mr. Riccitelli has the right to acquire from us within 60 days after January 21, 2011 pursuant to the exercise of stock options.
(17)	Includes 121,959 shares that Mr. Schuling has the right to acquire from us within 60 days after January 21, 2011 pursuant to the exercise of stock options.
(18)	Includes 19,251 shares that Dr. Kuhlen has the right to acquire from us within 60 days after January 21, 2011 pursuant to the exercise of stock options.
(19)	Includes the shares referred to in footnotes (8), (9), (10), (11), (12), (13), (14), (15), (16), (17) and (18).

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2010, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, except a Form 5 filing for Drew Senyei, M.D., the Chairman of our Board of Directors, which was filed late on March 11, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

Overview

The Compensation Committee of our Board of Directors, which is composed entirely of independent directors, administers our executive compensation program. The role of our Compensation Committee includes:

•	reviewing, modifying, and approving our overall compensation strategy and policies and assessing any risks associated with our policies and practices;

•	overseeing and administering our compensation and benefit plans;

•

reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers, who are the same as our named executive officers, who are designated below under “—Summary Compensation Table”;

•	reviewing and approving, generally on an annual basis, all compensation decisions relating to our executive officers;

•	overseeing the preparation of, and approving, this compensation discussion and analysis; and

•	engaging outside advisors, as appropriate, including but not limited to attorneys, compensation consultants and accountants.

Compensation Philosophy

Our executive compensation programs are designed to:

•	attract, motivate and retain executives of outstanding ability and potential;

•

reward the achievement of key performance measures, including meeting or exceeding our revenue and profit objectives and operational and strategic goals, such as executing on our hiring plan, infrastructure expansion and business development objectives in line with our growth objectives and cash management goals, all as set forth in our annual operating plan; and

•	ensure that executive compensation is meaningfully related to the creation of stockholder value.

Our Compensation Committee believes that our executive compensation programs should include short-term and long-term incentive components to motivate executives to attain our short-term and long-term performance objectives through a mix of cash and equity-based incentive compensation. Our compensation programs are designed to reward performance based upon the achievement of key objectives by increasing base salary levels, awarding annual cash bonuses based upon the level of performance, and granting additional equity awards. Our Compensation Committee believes that when our and our executives’ performance does not meet key objectives, cash and equity incentive award payments, if any, should be less than target levels. Our Compensation Committee evaluates both performance and compensation levels to make sure that the compensation provided to our executives remains competitive relative to compensation paid by companies with similar financial profiles in the medical laboratory and life sciences industries, taking into account our relative performance and our own strategic objectives.

Setting Executive Compensation

Our Compensation Committee reviews and determines, generally on an annual basis, the compensation to be paid to our chief executive officer and other executive officers. As part of this process, our Compensation

Committee conducts an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. Prior to 2008, before we became a publicly traded company, our Compensation Committee did not benchmark our executive compensation against a particular group of companies that it considered to be comparable to us or any other group of companies. Instead, the Compensation Committee generally considered compensation paid by life sciences and healthcare services companies included in executive compensation surveys, together with other information available to it based upon the extensive experience of the Compensation Committee members, and then used its subjective discretion to make compensation decisions.

Compensation Benchmarking and Peer Group

In early 2008, our Compensation Committee retained the services of Radford, a third-party executive compensation consultant, to provide recommendations and supporting data for establishing the cash and equity compensation levels for our executive officers for 2008. Based upon the recommendations of this executive compensation consultant and a comprehensive review of our executive compensation policies, our Compensation Committee identified in April 2008 a peer group of healthcare services and clinical diagnostic companies that were comparable to us and have subsequently reassessed and refined our peer group for purposes of benchmarking our executive compensation for the 2009 and 2010 fiscal years. Following a reassessment of our peer group, our Compensation Committee reviewed our executive compensation and benchmarked our executive compensation against companies generally in the medical laboratory and research-based life sciences industry, primarily those with similar profiles, including similar market values, revenues and employee size. The peer group identified in December 2010 consisted of the following companies:

Abaxis Accuray Alphatec Holdings Bio Reference Laboratories Cepheid Clarient	Cyberonics Enzo Biochem Exactech Genomic Health Gen-Probe Hologic (formerly Third Wave Technologies)	Illumina Immucor IRIS International Laboratory Corp. of America Holdings Luminex Meridian Bioscience	Natus Medical OraSure Technologies Quidel RTI Biologics SonoSite Surmodics

In preparation for reviewing any bonus compensation for 2010 and for reviewing compensation levels for 2011, Radford prepared a report in December 2010 at the direction of the Compensation Committee. The 2010 peer group was adjusted from the 2009 peer group by adding Clarient and removing eResearch Technology, Sequenom and VNUS Medical Technologies due to changes in then comparative circumstances relative to ours. Our Compensation Committee reviewed our executive compensation for our executive officers for 2010 and the level of compensation for 2011 and benchmarked our executive compensation against companies included in the peer group which consisted of companies generally in the medical laboratory and research-based life sciences industry, again concentrating on those with similar profiles, including similar market values, revenues and employee size.

Our Compensation Committee generally believes that gathering appropriate benchmark information is an important part of our compensation-related decision-making process and while this exercise does not perfectly capture all the unique aspects of our business, it typically provides a solid foundation upon which to base executive compensation decisions. In addition, our Compensation Committee continues to consider performance, the changing roles and responsibilities of our executive officers and the expected future contributions of our executive officers, and has typically taken into account advice from other independent members of our Board of Directors.

Determining 2010 Executive Compensation Levels

In setting executive compensation levels for 2010, our Compensation Committee in December 2009 sought to position our executive compensation levels at approximately the 75th percentile of our identified peer group for base salary and total cash compensation and maintain long-term compensation levels at approximately the 50th percentile of our identified peer group. Additionally, in setting executive compensation levels in December 2009 and subsequently awarding bonus compensation in December 2010, our Compensation Committee also considered our actual performance as measured against the key performance objectives set forth in our annual operating plan, including revenue, business growth and earnings objectives, as well as other objectives such as building additional lab capacity, infrastructure expansion, entering into additional payor contracts, obtaining access to proprietary tests to enhance the suite of tests provided to the Company’s physician customers, expansion of services to pharmaceutical and drug development companies and execution toward other strategic initiatives. Our Compensation Committee also considered key executive contributions leading to attainment of or the failure to obtain, or achievement in excess of, those objectives. Our Compensation Committee evaluated the overall performance of the Company as well as the individual contributions of our executive officers.

In furtherance of the Compensation Committee’s objective to align the compensation levels of our executive officers to the Company’s actual performance, our Compensation Committee considered a number of factors in making its compensation decisions in 2010. The Compensation Committee considered the many industry, competitive and other challenges faced by the Company in 2010, including downward pressure on the Company’s testing volumes. The Compensation Committee considered the rapidly changing nature of the laboratory diagnostic services industry during 2010. In particular, the Compensation Committee considered, among other things, that the Company experienced various challenges experienced by the laboratory testing industry as a whole, including reduced physician office visits by patients during 2010, and considered other developments affecting community-based hem/onc practices, including insourcing of diagnostic testing by physician practices, transitions to new business models that adversely impact the utilization of out-of-network diagnostic laboratories, consolidation of community-based hem/onc practices, the closing, downsizing, or other adverse impacts on community-based hem/onc practices as a result of a reduction in Medicare reimbursements and uncertainty associated with healthcare reform, and increasing pressure from managed care organizations to use in-network diagnostic providers. The Compensation Committee further considered that the Company substantially reduced its guidance for the year, did not meet the revenue and profitability goals set forth in the 2010 operating plan, and experienced flattening of the Company’s revenue growth, reduction in the Company’s earnings, downward pressure on the Company’s case volume growth and a significant decline in the Company’s stock price as compared to the prior year. The Compensation Committee considered these external economic trends, industry specific competitive challenges and other challenges as well as the Company’s performance during 2010. Despite these challenges and operating results, the Compensation Committee also recognized several key corporate accomplishments during 2010, including, continued profitability and positive cash flow during the period; the successful hiring of sales, client services, billing, laboratory operations and other personnel; continued quality assurance and regulatory compliance; entering into additional payor contracts; efficient and timely expansion of the Company’s laboratory and administrative facilities; and significant expansion of the Company’s testing capabilities and infrastructure. The Compensation Committee also considered the retention of the Company’s executive officers.

In December 2010, upon consideration of these and other factors, our Compensation Committee decided on the compensation levels discussed below and shown by element of compensation.

Role of Chief Executive Officer in Compensation Decisions

Our chief executive officer typically evaluates the performance of other executive officers and employees on an annual basis and makes recommendations to our Compensation Committee with respect to annual salary adjustments, bonuses and annual equity awards. Our Compensation Committee exercises its own discretion in determining salary adjustments and discretionary cash and equity-based awards for all executive officers. Our chief executive officer is not present during deliberations or voting with respect to compensation decisions made for our chief executive officer.

Elements of Executive Compensation

During 2010, our executive compensation program consisted of the following elements:

•	base salaries;

•	annual cash incentives;

•	long-term equity incentives;

•	retirement, health, and welfare benefits; and

•	severance/termination benefits.

As our business has matured, we believe that short-term cash-based compensation should be a substantial component of total executive compensation. However, it is the goal of our Compensation Committee that long-term equity awards granted to our executives will continue to be a very significant component of overall compensation. As discussed in more detail below, base salary and target bonus compensation levels are determined after reviewing benchmarking data and other competitive market factors. Our annual executive bonus plan sets cash bonus targets as a percentage of base salary. We provide long-term performance incentives in the form of stock option and RSU equity awards. On average in 2010, approximately 50% of total executive compensation was provided in the form of base salary and annual cash bonus incentives, approximately 49% of total executive compensation was provided in the form of long-term equity incentives (based on the aggregate full grant date fair value of such equity incentives) and approximately 1% of total executive compensation was provided in the form of fringe benefits.

Base Salary. Base salaries for our named executive officers were established based on the scope of their responsibilities and each executive officer’s individual experience. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels of our identified peer group, after taking into account individual responsibilities, performance and experience. Our Compensation Committee does not apply specific formulas to determine increases, although it has generally awarded increases as a percentage of an executive officer’s then current base salary.

In December 2009, as part of our annual comprehensive review of our executive compensation and based upon both our longer-term compensation philosophy on base salary and our Company’s performance, our Compensation Committee sought to reposition executive base salary levels for 2010 at the 75th percentile against our identified peer group. Accordingly, our Compensation Committee established 2010 annual base salaries of $570,000 for Dr. Nova, $465,000 for Mr. Riccitelli, $365,000 for Mr. Schuling and $310,000 for Dr. Kuhlen.

In approving these base salary amounts, our Compensation Committee reviewed the executive compensation analysis provided by Radford, the high level of performance and substantial commitment demonstrated by each of our executive officers during 2009, the amount of prior year increases, our financial performance to date in 2009, including our then-increased profitability, our then-increased revenue growth, the performance of our stock price during 2009 (particularly when measured against peer companies) and our performance against the operating plan for 2009, including achievements of our profitability objectives set forth in the 2009 operating plan and the satisfaction of other performance measures and objectives included in our operating plan, including successful cash collections, DSOs, gross margins, and operating income and attaining hiring and infrastructure expansion objectives as well as other key operational objectives. These factors, taken as a whole, were subjectively assessed by our Compensation Committee in determining the increases in our executive officers’ base salaries.

In December of 2010, as part of our annual comprehensive review of our executive compensation for 2011, our Compensation Committee determined to maintain the annual base salary amounts for Dr. Nova, Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen at the same levels as their 2010 annual base salary amounts.

In its determination to maintain annual base salary amounts equal to 2010 levels, our Compensation Committee recognized the external economic trends and industry specific competitive challenges our Company faced in 2010 that are summarized above, the flattening of our revenue growth, the reduction in our earnings, the downward pressure on our case volume growth, and weighed those against the key corporate accomplishments during 2010, including entering into additional payor contracts, obtaining access to proprietary tests to enhance the suite of tests provided to the Company’s physician customers, continued profitability and positive cash flow during the period, the successful hiring of sales, client services, billing, laboratory operations and other personnel, continued quality assurance and regulatory compliance, efficient and timely expansion of the Company’s laboratory and administrative facilities, and significant expansion of our testing capabilities and infrastructure. These factors, both positive and negative, taken as a whole, were subjectively assessed by our Compensation Committee in determining to maintain our executive officers’ base salaries at their 2010 levels. Based on the information provided, our Compensation Committee believes that the base salary levels of our executives remain commensurate with the general salary levels for similar positions at companies with similar financial profiles in the medical laboratory and life sciences industries, as well as in line with the Company’s overarching executive compensation philosophy.

Annual Executive Performance Cash Bonus Plan. We believe that annual performance-based cash bonuses play an important role in providing appropriate incentives for our executives to achieve our short-term financial performance and other short-term strategic objectives.

In December 2009, our Compensation Committee reviewed the target 2010 annual bonus levels for each of our executive officers under our annual executive bonus plan and set the target 2010 annual bonus levels as a percentage of 2010 base salary for each of our executives as follows: 85% for Dr. Nova, 65% for Mr. Riccitelli, 50% for Mr. Schuling and 40% for Dr. Kuhlen. In aligning these target 2010 annual bonus levels with our longer term compensation philosophy, our Compensation Committee used the analysis conducted by Radford to modify the 2010 annual target bonus levels to approximate the 75th percentile of target bonus levels for corporate positions within companies in our identified peer group, with the potential to award bonuses above such levels (up to 200% of such target bonus amounts for Dr. Nova and up to 150% of such target bonus amounts for Messrs. Riccitelli and Schuling and Dr. Kuhlen) for exceptional performance and below such levels (including discretion to not award bonuses) if our executives do not meet key objectives.

In December 2010, our Compensation Committee reviewed the actual performance of our executive officers during 2010 to date and awarded discretionary annual cash bonuses for 2010 performance as follows: $363,375 to Dr. Nova, $226,688 to Mr. Riccitelli, $136,875 to Mr. Schuling and $93,000 to Dr. Kuhlen. Each of these bonus amounts represented 75% of the 2010 target bonus amounts for each of the executive officers and represented a significant reduction from the cash bonuses that were awarded in 2009. In awarding these discretionary bonus amounts for 2010, our Compensation Committee considered (1) individual performance against individual goals based on each executive officer’s respective area of responsibility and the achievement of the performance measures and objectives included in our operating plan for 2010, (2) the analysis conducted by Radford, including the compensation levels of similarly situated executive officers at other companies in our identified peer group, and (3) our performance against our operating plan for 2010. As described above, in evaluating the level of performance, the Compensation Committee considered (i) that the Company experienced various challenges experienced by the laboratory testing industry as a whole, including rapidly changing developments affecting community-based hem/onc practices, uncertainty associated with healthcare reform, and increasing pressure from managed care organizations to use in-network diagnostic providers, (ii) the fact that the Company substantially reduced its guidance for the year, failed to meet the revenue and profitability goals set forth in the 2010 operating plan, and experienced flattening of the Company’s revenue growth, reduction in the Company’s earnings, downward pressure on the Company’s case volume growth and a significant decline in the

Company’s stock price as compared to the prior year, and (iii) key corporate accomplishments during 2010, including entering into additional payor contracts, obtaining access to proprietary tests to enhance the suite of tests provided to the Company’s physician customers, continued profitability and positive cash flow during the period, the successful hiring and reorganization of our sales organization, the successful hiring of client services, billing, laboratory operations and other personnel, continued quality assurance and regulatory compliance, efficient and timely expansion of the Company’s laboratory and administrative facilities, significant expansion of the Company’s testing capabilities and infrastructure, the implementation of initiatives in response to industry challenges, and other corporate goals discussed by our Compensation Committee. These discretionary bonuses were paid entirely in December 2010 and are reflected in the column titled “Non-Equity Incentive Plan Compensation” of the Summary Compensation Table below.

In December 2010, our Compensation Committee reviewed the target 2011 annual bonus levels for each of our executive officers under our annual executive bonus plan and set the target 2011 annual bonus levels as a percentage of 2011 base salary for each of our executive at the same level as for 2010. In its determination to maintain the target bonus levels at the 2010 percentages, our Compensation Committee considered the many factors discussed above and the desire to provide meaningful incentives to achieve 2011 operating plan objectives, and used the analysis conducted by Radford to ensure that our annual executive bonus plan and 2011 annual bonus levels remain commensurate with the general salary levels for similar positions at companies with similar financial profiles in the medical laboratory and life sciences industries. In connection with awarding cash bonuses for 2011, if any, the Compensation Committee in December 2010 deferred determining the specific individual and Company-wide performance milestones and other corporate goals for each executive officer and the specific weight (expressed as a percentage of the target bonus) to be assigned to each such specific individual and Company-wide performance milestone until a subsequent meeting of the Compensation Committee.

Long-Term Equity Incentives. We grant equity awards in order to provide our executive officers with the opportunity to acquire and maintain an equity interest in our Company and to share in the appreciation of the value of our Common Stock. The Compensation Committee believes that these grants directly motivate an executive to maximize long-term stockholder value and create an effective tool for incentivizing and retaining those executives who are most responsible for influencing stockholder value by further aligning our executive’s interests with those of our stockholders by increasing the reward to our executives when our stock price increases, and subjecting our executives to risks of declining stock value and business setbacks. Our equity grants also utilize vesting periods that serve as a retention device by encouraging our executives to continue in our employ in order to obtain the full value of the awards. All option grants typically vest over four years, with one quarter of the shares subject to the stock option vesting on the one year anniversary of the vesting commencement date and the remaining shares vesting in equal monthly installments thereafter over three years. All executive RSU awards typically vest over three years, with one third of the shares vesting on the one year anniversary of the vesting commencement date and the remaining shares vesting in equal quarterly installments thereafter over two years. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under “Potential Payment Under Employment Arrangements” below.

We have not adopted stock ownership guidelines. With the exception of a small number of shares acquired by certain of our executive officers early in our corporate history in connection with the founding of our Company, our equity benefit plans have provided our executive officers the only means to acquire equity interests in the Company. Participation in our ESPP is also available to all executive officers on the same basis as our other employees.

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates. However, equity awards to executives are granted generally only at the regularly scheduled meetings of the Compensation Committee. The exercise price of stock options granted by the Compensation Committee are priced using the closing market price of our Common Stock as quoted by The NASDAQ Global Select Market on the date the committee approved the grant or, if the grant is to occur on a later date, the closing market price of our Common Stock as quoted by The NASDAQ Global Select Market on such later date. We have not attempted to coordinate equity awards with the release of material non-public information. Authority to grant equity grants to executive officers rests with our Compensation Committee, although our Compensation Committee does consider the recommendations of our chief executive officer for approving grants to officers other than herself.

In general, we also grant stock options to our newly hired executive officers as an incentive to commence employment. In determining the number of options to be granted to newly hired executive officers, we take into consideration the individual’s position, scope of responsibility, ability to affect profits and stockholder value, and the value of stock options in relation to other elements of total compensation. We also look at external factors such as current market conditions for executive employees and competitive peer or survey data, as applicable to the position, to determine the number and value of shares to be granted. We also engage in direct negotiations with the candidate over the terms of employment, including the size of the stock option to be granted if the candidate accepts our offer of employment.

Stock Option Grants. In December 2009, as part of our annual comprehensive review of our executive compensation with the assistance of Radford, our Compensation Committee approved the grant of stock options to Dr. Nova, Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen to purchase 26,500, 14,400, 9,500 and 4,500 shares of our Common Stock, respectively. Our Compensation Committee used the analysis conducted by Radford to set the number of shares subject to stock options granted to Dr. Nova, Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen to approximate the 50th percentile of long term incentive value. Each of the stock options was granted at the fair market value of our Common Stock on January 4, 2010 and vests over a four year period beginning on January 1, 2010, with one quarter of the shares vesting on January 1, 2011 and the remaining shares vesting in equal monthly installments thereafter over a period of three years, subject to the accelerated vesting provisions as described under —“Potential Payment Under Employment Arrangements” below.

In December 2010, as part of our annual comprehensive review, our Compensation Committee did not grant any stock options to the executive officers.

Restricted Stock Unit Awards. In December 2009, as part of the comprehensive review of our executive compensation and with the assistance of Radford, our Compensation Committee awarded RSUs to Dr. Nova, Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen covering 13,300, 7,200, 4,800 and 2,250 shares of our Common Stock, respectively. Each of the RSUs awarded vests over a three year period beginning on January 1, 2010, with one third of the shares vesting on January 1, 2011 and the remaining shares vesting in equal quarterly installments thereafter over a period of two years, subject to the same accelerated vesting provisions that apply to the stock options held by the applicable executive officer as described under —“Potential Payment Under Employment Arrangements” below.

In December 2010, as part of the comprehensive review of our executive compensation and again with the assistance of Radford, our Compensation Committee awarded RSUs to Dr. Nova, Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen covering 22,500, 10,000, 7,500 and 4,000 shares of our Common Stock, respectively. Such RSU awards had approximately the same grant date fair value as the equivalent grants in 2009. In granting these RSU awards, our Compensation Committee considered many of the factors discussed above and its desire to provide retention incentives to the executive officers in light of a significant portion of their equity awards being vested. Each of the RSUs awarded vests over a three year period beginning on December 16, 2010, with one third of the shares vesting on December 16, 2011 and the remaining shares vesting in equal quarterly installments thereafter over a period of two years, subject to the same accelerated vesting provisions that apply to the stock options held by the applicable executive officer as described under —“Potential Payment Under Employment Arrangements” below.

Our Compensation Committee used the analysis conducted by Radford to set the number of shares subject to RSUs granted to Dr. Nova, Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen to approximate the 50th percentile of long term incentive value.

Severance and Change in Control Benefits. Our executive officers are entitled to certain severance and change in control benefits, the terms of which are described below under —“Post Employment Compensation.” The Compensation Committee believes that in order to continue to retain the services of our key executive officers and focus their efforts on stockholder interests when considering strategic alternatives, it is important to provide them with some income and benefit protection against loss of employment in connection with a change-in-control of our Company. The Compensation Committee believes that such benefits serve to thereby align the interests of our stockholders and our executive officers. We also provide our executives with partial equity vesting acceleration benefits solely in the event of a change-in-control of our Company as a performance incentive. However, we do not provide for cash benefits solely in the event of a change-in-control because we believe that our executives are materially harmed only if a change in control results in our executives’ involuntary loss of employment, reduced responsibilities, reduced compensation, or other adverse change in the nature of the employment relationship.

401(k) Plan. We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The 401(k) plan provides that each participant may contribute up to the lesser of 100% of his or her pre-tax compensation or the statutory limit for the applicable year. Beginning in 2010, we began to match employee contributions dollar-for-dollar up to 3% of an employee’s annual salary as a way to incentivize prudent retirement savings and supplement retirement income. Our executive officers are also eligible for this same matching contribution.

Other Compensation. Executive officers are eligible to participate in our employee benefit plans on the same terms as all other full-time employees, which plans include medical, dental, vision and life insurance. We contribute approximately 85% of our executive officers’ and employees’ medical, dental and vision insurance premiums. We do not provide executive retirement benefits other than our 401(k) plan because we intend that the benefits provided under our 401(k) plan and the benefits provided under our long-term equity incentive awards will provide a significant source of retirement income for our executive officers.

Deductibility of Compensation under Section 162(m). Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is “performance-based compensation.” Our Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, our Compensation Committee has not adopted a policy that requires all compensation to be deductible. However, our Compensation Committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and our Compensation Committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Section 409A—Treatment of Nonqualified Deferred Compensation. Section 409A of the Code requires that amounts that qualify as “nonqualified deferred compensation” satisfy certain requirements. We intend to administer our executive compensation program and design individual compensation elements so that they are either exempt from, or satisfy the requirements of, Section 409A. We believe that we are currently operating such plans and arrangements in compliance with Section 409A.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (“CD&A”) contained in this Information Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the CD&A be included in this Information Statement.

Michael A. Henos, Chair

Andrew E. Senyei, M.D.

Christine A. White, M.D.

The material in this report is not “soliciting material”, is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (“the Securities Act”) or the Exchange Act.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation earned during the years ended December 31, 2010, 2009 and 2008 by our chief executive officer, chief operating officer, chief financial officer and general counsel, who we collectively refer to as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)		Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Tina S. Nova, Ph.D.	2010	$569,423	—	$935,467	(7)	$457,880	$363,375	$24,289	$2,350,434
President and Chief Executive Officer (3)	2009	555,000	—	696,420		682,606	888,000	30,610	2,852,636
	2008	430,000	—	931,103		769,713	430,000	19,683	2,580,499

Samuel D. Riccitelli	2010	463,077	—	461,828	(7)	248,810	226,688	20,759	1,421,162
Executive Vice President and Chief Operating Officer (4)	2009	415,000	—	305,505		299,445	342,375	21,040	1,383,365
	2008	370,000	—	585,104		484,174	222,000	18,688	1,679,966

Douglas A. Schuling	2010	363,846	—	324,927	(7)	164,146	136,875	20,525	1,010,319
Executive Vice President and Chief Financial Officer (5)	2009	335,000	—	229,950		223,779	251,250	23,006	1,062,985
	2008	285,000	—	427,576		319,679	149,625	18,215	1,200,095

Christian V. Kuhlen, M.D., Esq.	2010	309,039	—	162,215	(7)	77,753	93,000	15,968	657,975
Vice President, General Counsel and Corporate Secretary (6)	2009	285,000	—	105,120		101,425	149,625	15,348	656,518
	2008	240,000	—	205,349		170,702	108,000	12,353	736,404

(1)	Represents the full grant date fair value of stock awards for 2010, 2009 and 2008, calculated in accordance with FASB ASC Topic 718. The full grant date fair value of the stock awards granted on December 16, 2010, January 4, 2010, January 2, 2009, and April 10, 2008, to each of the above officers, was calculated at their intrinsic value using grant date market values of $20.45, $35.74, $32.85, and $28.13, respectively.
(2)	Represents the full grant date fair value of stock option awards for 2010, 2009 and 2008, calculated in accordance with FASB ASC Topic 718. The full grant date fair value of the option awards granted on January 4, 2010, to each of the above officers, was determined using the Black-Scholes option pricing model based on the following assumptions: an expected volatility of 47%; an expected term to exercise of 6.08 years from the date of grant; a risk-free interest rate of 2.71%; and a dividend yield of 0%, resulting in a valuation per share of $17.28. The full grant date fair value of the option awards granted on January 2, 2009, was determined using the Black-Scholes option pricing model based on the following assumptions: an expected volatility of 50%; an expected term to exercise of 6.08 years from the date of grant; a risk-free interest rate of 1.71%; and a dividend yield of 0%, resulting in a valuation per share of $16.10. The full grant date fair value of the option awards granted on April 10, 2008, was determined using the Black-Scholes option pricing model based on the following assumptions: an expected volatility of 56%; an expected term to exercise of 6.08 years from the date of grant; a risk-free interest rate of 2.86%; and a dividend yield of 0%, resulting in a valuation per share of $15.52.
(3)	Dr. Nova’s salary was increased from $430,000 per year effective January 1, 2008, to $555,000 per year effective January 1, 2009, and to $569,423 per year effective January 1, 2010. The bonus amount of $363,375 paid to and earned by Dr. Nova in 2010 covered the period from January 2010 to December 2010. All other compensation includes: in 2010, $24,288 paid for life and disability insurance, healthcare, dental and vision benefits; in 2009, $21,723 paid for life and disability insurance, healthcare, dental and vision benefits and $8,887 worth of travel expenses and accommodations in connection with Dr. Nova’s attendance at the Company’s “President’s Club”; and in 2008, $19,683 paid for life and disability insurance, healthcare, dental and vision benefits.
(4)

Mr. Riccitelli’s salary was increased from $370,000 per year effective January 1, 2008, to $415,000 per year effective January 1, 2009, and to $463,077 per year effective January 1, 2010. The bonus amount of $226,688 paid to and earned by Mr. Riccitelli in 2010 covered the period from January 2010 to December

2010. All other compensation includes: in 2010, $20,759 paid for life and disability insurance, healthcare, dental and vision benefits; in 2009, $21,040 paid for life and disability insurance, healthcare, dental and vision benefits; and in 2008, $18,688 paid for life and disability, healthcare, dental and vision benefits.

(5)	Mr. Schuling’s salary was increased from $285,000 per year effective January 1, 2008, to $335,000 per year effective January 1, 2009, and to $363,846 per year effective January 1, 2010. The bonus amount of $136,875 paid to and earned by Mr. Schuling in 2010 covered the period from January 2010 to December 2010. All other compensation includes: in 2010, $20,526 paid for life and disability insurance, healthcare, dental and vision benefits; in 2009, $20,500 paid for life and disability insurance, healthcare, dental and vision benefits and $2,506 worth of service awards in the form of cash and travel accessories in recognition of Mr. Schuling’s 10th anniversary with the Company; and in 2008, $18,215 paid for life and disability insurance, healthcare, dental and vision benefits.
(6)	Dr. Kuhlen salary was increased from $240,000 per year effective January 1, 2008, to $285,000 per year effective January 1, 2009, and to $309,039 per year effective January 1, 2010. The bonus amount of $93,000 paid to and earned by Dr. Kuhlen in 2010 covered the period from January 2010 to December 2010. All other compensation includes: in 2010, $15,968 paid for life and disability insurance, healthcare, dental and vision benefits; in 2009, $15,348 paid for life and disability insurance, healthcare, dental and vision benefits; and in 2008, $12,353 paid for life and disability insurance, healthcare, dental and vision benefits.
(7)	Represent grants of RSU awards on January 1, 2010, and December 16, 2010, which were awarded for performance during 2009 and 2010, respectively.

GRANTS OF PLAN-BASED AWARDS

Prior to 2009, all stock options granted to our named executive officers were incentive stock options, to the extent permissible under the Code. Beginning in 2009, all stock options granted to our named executive officers and other employees are nonstatutory stock options. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our Common Stock as determined in good faith by our Board of Directors on the date of the grant. Prior to November 2007, all stock options were granted under our 2001 Equity Incentive Plan (the “2001 EIP”) and all subsequent stock options were granted under our 2007 Equity Incentive Plan (the “2007 EIP”). All RSUs were granted under our 2007 EIP.

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers for 2010:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other RSU Awards: Number of Shares or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share) (2)	Grant Date Fair Value of RSU and Option Awards ($) (3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Tina S. Nova, Ph.D. (4)	—	$—	$484,500	$969,000	—	—	$—	$—
	01/04/10				13,300	—	35.74	475,342
	01/04/10				—	26,500	35.74	457,880
	12/16/10				22,500	—	20.45	460,125

Samuel D. Riccitelli (5)	—	—	302,250	453,375	—	—	—	—
	01/04/10				7,200	—	35.74	257,328
	01/04/10				—	14,400	35.74	248,810
	12/16/10				10,000	—	20.45	204,500

Douglas A. Schuling (5)	—	—	182,500	273,750	—	—	—	—
	01/04/10				4,800	—	35.74	171,552
	01/04/10				—	9,500	35.74	164,146
	12/16/10				7,500	—	20.45	153,375

Christian V. Kuhlen, M.D., Esq. (5)	—	—	124,000	186,000	—	—	—	—
	01/04/10				2,250	—	35.74	80,415
	01/04/10				—	4,500	35.74	77,753
	12/16/10				4,000	—	20.45	81,800

(1)	The amounts represent the target and maximum payments under our 2010 Annual Executive Bonus Plan. The actual amount earned is disclosed above in the “Summary Compensation Table” under the “Non-Equity Incentive Plan Compensation” column.
(2)	Represented the per share fair market value of our Common Stock, as determined by the closing market price of our Common Stock as quoted on the NASDAQ Global Select Market on the grant date.
(3)	Represents the full grant date fair value of RSU and option awards calculated in accordance with FASB ASC Topic 718. The full grant date fair values of the RSU awards granted on January 4, 2010 and December 16, 2010, to each of the above officers, were calculated at their intrinsic value using grant date market values of $35.74 and $20.45, respectively. The full grant date fair values of the option awards granted on January 4, 2010, to each of the above officers, were determined using the Black-Scholes option pricing model based on the following assumptions: an expected volatility of 47%; an expected term to exercise of 6.08 years from the date of grant; a risk-free interest rate of 2.71%; and a dividend yield of 0%, resulting in a valuation per share of $17.28.
(4)

Twenty-five percent of the total number of shares subject to Dr. Nova’s stock options vest on the twelve month anniversary of the vesting commencement date of January 1, 2010, with the remainder vesting in equal monthly installments over the following 36 months. One-third of the total number of shares subject to the RSU award vest on the 12 month anniversary of the vesting commencement date of December 16, 2010, with the remainder vesting in equal quarterly installments over the following two years. If Dr. Nova’s employment with us is terminated without cause prior to a change in control, she will be entitled to an additional 18 months of accelerated vesting of the stock options and RSU awards. In connection with a change in control, 50% of the unvested shares under each of the stock options and RSU awards granted to Dr. Nova will vest in full and the remaining 50% of the unvested shares will vest in six equal monthly installments over the six-month period following such change in control, subject to acceleration in full of vesting and exercisability if her employment with us terminates due to an involuntary termination without cause or due to a voluntary termination with good reason within 90 days prior to or within six months after the change in control.

(5)	Twenty-five percent of the total number of shares subject to stock options vest on the twelve month anniversary of the applicable vesting commencement date of January 1, 2010, with the remainder vesting in equal monthly installments over the following 36 months. One-third of the total number of shares subject to the RSU awards vest on the 12 month anniversary of the vesting commencement date of December 16, 2010, with the remainder vesting in equal quarterly installments over the following two years. If the executive officer’s employment with us is terminated without cause prior to a change in control, he will be entitled to an additional 12 months of accelerated vesting of the stock option. In connection with a change in control, 50% of the unvested shares under each of the stock options granted to this executive officer will vest in full and the remaining 50% of the unvested shares will vest in six equal monthly installments over the six-month period following such change in control, subject to acceleration in full of vesting and exercisability if his employment with us terminates due to an involuntary termination without cause or due to a voluntary termination with good reason within 90 days prior to or within six months after the change in control.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2010. For the option awards that are exercisable prior to being fully vested, if exercised, they are subject to a lapsing right of repurchase until the options are fully vested. This repurchase right permits us to repurchase any unvested shares from the applicable named executive officer at the exercise price paid by such named executive officer for the repurchased shares.

	Option Awards					RSU Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)		Option Expiration Date	Number of Units of Stock That Have Not Vested (#)		Market Value of Units of Stock That Have Not Vested ($)
Tina S. Nova, Ph.D. (1)	3,830	—	$14.25		02/20/12
	47,673	—	0.38		05/25/14
	227,988	—	0.38		08/18/15
	5,421	—	1.24	(3)	07/16/16
	36,166	13,434	28.13		04/09/18
	20,316	22,084	32.85		01/01/19
	—	26,500	35.74		01/03/20
						47,392	(4)	$901,396

Samuel D. Riccitelli (2)	2,368	—	14.25		11/13/11
	263	—	14.25		11/20/12
	15,884	—	0.38		05/25/14
	104,250	—	0.38		08/18/15
	2,193	—	1.24	(3)	07/16/16
	22,750	8,450	28.13		04/09/18
	8,912	9,688	32.85		01/01/19
	—	14,400	35.74		01/03/20
						22,809	(4)	$433,827

Douglas A. Schuling (2)	1,196	—	14.25		02/20/12
	11,859	—	0.38		10/22/13
	10,526	—	0.38		11/16/14
	69,561	—	0.38		08/18/15
	2,211	—	1.24	(3)	07/16/16
	15,020	5,580	28.13		04/09/18
	6,660	7,240	32.85		01/01/19
	—	9,500	35.74		01/03/20
						16,484	(4)	$313,526

Christian V. Kuhlen, M.D., Esq. (2)	4,505	3,948	9.03		09/11/17
	8,020	2,980	28.13		04/09/18
	3,018	3,282	32.85		01/01/19
	—	4,500	35.74		01/03/20
						8,192	(4)	$155,812

(1)	Twenty-five percent of the total number of shares subject to Dr. Nova’s stock options vest on the 12 month anniversary of the applicable grant date or vesting commencement date with the remainder vesting in equal monthly installments over the following 36 months. If Dr. Nova’s employment with us is terminated due to an involuntary termination without cause or due to a voluntary termination with good reason, Dr. Nova will be entitled to an additional 18 months of accelerated vesting of the stock options. In connection with a change in control, 50% of the unvested shares under each of the stock options granted to Dr. Nova will vest in full and the remaining 50% of the unvested shares will vest in six equal monthly installments over the six-month period following such change in control, subject to acceleration in full of vesting and exercisability if Dr. Nova’s employment with us terminates due to an involuntary termination without cause or due to a voluntary termination with good reason within 90 days prior to or within six months after the change in control.

(2)	Twenty-five percent of the total number of shares subject to the executive officer’s stock options vest on the 12 month anniversary of the applicable vesting commencement date with the remainder vesting in equal monthly installments over the following 36 months. If the executive officer’s employment with us is terminated due to an involuntary termination without cause or due to a voluntary termination with good reason, the executive officer will be entitled to an additional 12 months of accelerated vesting of the stock options. In connection with a change in control, 50% of the unvested shares under each of the stock options granted to the executive officer will vest in full and the remaining 50% of the unvested shares will vest in six equal monthly installments over the six-month period following such change in control, subject to acceleration in full of vesting and exercisability if the executive officer’s employment with us terminates due to an involuntary termination without cause or due to a voluntary termination with good reason within 90 days prior to or within six months after the change in control.
(3)	In October 2007, each of these stock option awards was amended to increase the exercise price per share from $0.38 to $1.24.
(4)	Represent stock awards where one-third of the total number of shares vest on the 12 month anniversary of the vesting commencement date with the remainder vesting in equal quarterly installments over the following two years. The stock award held by Dr. Nova is subject to the same vesting acceleration provisions described in footnote (1). The stock awards held by Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen are subject to the same vesting acceleration provisions described in footnote (2), except that the RSU awards granted to Dr. Kuhlen in 2008 provide for six months of accelerated vesting in the event his employment with us terminates due to an involuntary termination without cause or due to a voluntary termination with good reason prior to a change in control.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information regarding outstanding option and stock awards granted to our named executive officers that were exercised or vested during 2010.

	Option Awards		RSU Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Tina S. Nova, Ph.D.	76,824	$2,564,589	23,400	$656,583

Samuel D. Riccitelli	32,845	1,119,879	12,358	342,057

Douglas A. Schuling	27,720	938,142	9,149	253,524

Christian V. Kuhlen, M.D., Esq.	4,560	161,380	4,300	118,927

POST-EMPLOYMENT COMPENSATION

The amount of compensation payable to each named executive officer upon voluntary termination, involuntary termination without cause, termination following a change in control or termination in the event of disability or death of the executive is shown below.

Option Acceleration Under The 2001 Equity Incentive Plan

Under our 2001 Equity Incentive Plan, stock options granted to our named executive officers will immediately vest in the event a participant’s service with us or a successor entity is terminated involuntarily without cause or voluntarily with good reason within 13 months following the occurrence of certain specified change in control transactions. In addition, upon the occurrence of a change in control as described in their respective stock option agreements, our executive officers are entitled to immediate accelerated vesting of 50% of their outstanding unvested stock options.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts earned during his or her term of employment, including salary, vested options, vested RSUs and unused vacation pay. Currently, each of our named executive officers can accrue up to 25 days of paid vacation per year and up to a maximum of 37.5 days of accrued vacation, other than Dr. Nova who does not have a cap on the aggregate vacation that may be accrued.

POTENTIAL PAYMENT UNDER EMPLOYMENT ARRANGEMENTS

In November 2008, we entered into an amended and restated employment agreement with Dr. Nova, whose employment is terminable at any time by either party. If we terminate her employment at any time with or without cause, as defined in her employment agreement, she will be entitled to receive any of her unpaid prorated base salary for the actual number of days worked along with all benefits and expense reimbursements to which she is entitled by virtue of her past employment with us. In addition, the agreement provides that if Dr. Nova is terminated without cause prior to a change in control or if she is terminated without cause or she resigns for good reason following a change in control, she will also be entitled to be compensated at her then annual base salary for 18 months from her date of termination or resignation, as applicable, and will receive continued medical, dental and vision benefits for such 18-month period. In addition, if Dr. Nova is terminated without cause prior to a change in control, she will be entitled to an additional 18 months of accelerated vesting of her stock options. As a condition to receiving such benefits, Dr. Nova may not, during such 18-month period, engage in any employment or business activity that is directly competitive with us and may not induce any of our employees to leave their employment with us. Moreover, upon a change in control, the vesting of one half of Dr. Nova’s outstanding unvested stock options will accelerate in full and the vesting of the remaining one half of Dr. Nova’s outstanding unvested stock options will vest in six equal monthly installments over the six-month period following the change of control, subject to acceleration in full of vesting and exercisability if Dr. Nova’s employment with us terminates due to an involuntary termination without cause or due to a voluntary termination with good reason within 90 days prior to or within six months after the change in control. All payments to be made to Dr. Nova under her employment agreement are intended to either be exempt from, or satisfy the requirements of, Section 409A of the Code.

In November 2008, we entered into an amended and restated employment agreement with Mr. Riccitelli, whose employment is terminable at any time by either party. If we terminate his employment at any time with or without cause, he will be entitled to receive any unpaid prorated base salary for the actual number of days worked along with all benefits and expense reimbursements to which he is entitled by virtue of his past employment with us. In addition, the agreement provides that if Mr. Riccitelli is terminated without cause prior to a change in control or if he is terminated without cause or he resigns for good reason following a change in control, he will also be entitled to be compensated at his then annual base salary for 12 months from his date of termination or resignation, as applicable, and will receive continued medical, dental and vision benefits for such 12-month period. In addition, if Mr. Riccitelli is terminated without cause prior to a change in control, he will be entitled to an additional 12 months of accelerated vesting of his stock options. As a condition to receiving such benefits, Mr. Riccitelli may not, during such 12-month period, engage in any employment or business activity that is directly competitive with us and may not induce any of our employees to leave their employment with us. Moreover, upon a change in control, the vesting of one half of Mr. Riccitelli’s outstanding unvested stock options will accelerate in full and the vesting of the remaining one half of Mr. Riccitelli’s outstanding unvested stock options will vest in six equal monthly installments over the six-month period following the change of control, subject to acceleration in full of vesting and exercisability if Mr. Riccitelli’s employment with us terminates due to an involuntary termination without cause or due to a voluntary termination with good reason within 90 days prior to or within six months after the change in control. All payments to be made to Mr. Riccitelli under his employment agreement are intended to either be exempt from, or satisfy the requirements of, Section 409A of the Code.

In November 2008, we entered into an amended and restated employment agreement with Mr. Schuling, whose employment is terminable at any time by either party. If we terminate his employment at any time with or without cause, he will be entitled to receive any unpaid prorated base salary for the actual number of days worked along with all benefits and expense reimbursements to which he is entitled by virtue of his past employment with us. In addition, the agreement provides that if we terminate Mr. Schuling’s employment without cause prior to a change in control or if he is terminated without cause or he resigns for good reason following a change in control, he will be entitled to be compensated at his then annual base salary for 12 months from his date of termination or resignation, as applicable, and will receive continued medical, dental and vision benefits for such 12-month period. In addition, if Mr. Schuling is terminated without cause prior to a change in control, he will be entitled to an additional 12 months of vesting of his stock options. As a condition to receiving such benefits, Mr. Schuling may not, during such 12-month period, engage in any employment or business activity that is directly competitive with us and may not induce any of our employees to leave their employment with us. Moreover, upon a change in control, the vesting of one half of Mr. Schuling’s outstanding unvested stock options will accelerate in full and the vesting of the remaining one half of Mr. Schuling’s outstanding unvested stock options will vest in six equal monthly installments over the six-month period following the change of control, subject to acceleration in full of vesting and exercisability if Mr. Schuling’s employment with us terminates due to an involuntary termination without cause or due to a voluntary termination with good reason within 90 days prior to or within six months after the change in control. All payments to be made to Mr. Schuling under his employment agreement are intended to either be exempt from, or satisfy the requirements of, Section 409A of the Code.

In December 2008, we entered into an amended and restated employment agreement with Dr. Kuhlen, whose employment is terminable at any time by either party. If we terminate his employment at any time with or without cause, he will be entitled to receive any unpaid prorated base salary for the actual number of days worked along with all benefits and expense reimbursements to which he is entitled by virtue of his past employment with us. In addition, the agreement provides that if we terminate Dr. Kuhlen’s employment without cause prior to a change in control or if he is terminated without cause or he resigns for good reason following a change in control, he will be entitled to be compensated at his then annual base salary for 12 months from his date of termination or resignation, as applicable, and will receive continued medical, dental and vision benefits for such 12-month period. In addition, if Dr. Kuhlen is terminated without cause prior to a change in control, he will be entitled to an additional 12 months of vesting of his stock options. As a condition to receiving such benefits, Dr. Kuhlen may not, during such 12-month period, engage in any employment or business activity that is directly competitive with us and may not induce any of our employees to leave their employment with us. Moreover, upon a change in control, the vesting of one half of Dr. Kuhlen’s outstanding unvested stock options will accelerate in full and the vesting of the remaining one half of Dr. Kuhlen’s outstanding unvested stock options will vest in six equal monthly installments over the six-month period following the change of control, subject to acceleration in full of vesting and exercisability if Dr. Kuhlen’s employment with us terminates due to an involuntary termination without cause or due to a voluntary termination with good reason within 90 days prior to or within six months after the change in control. All payments to be made to Dr. Kuhlen under his employment agreement are intended to either be exempt from, or satisfy the requirements of, Section 409A of the Code.

All RSU awards granted to Dr. Nova, Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen are granted with the same vesting acceleration provisions applicable to stock options granted to such executive officers that are in effect as of the grant date under their respective employment agreements. At the election of each executive officer, shares of our Common Stock otherwise issuable upon the vesting of each RSU award may be withheld for purposes of satisfying the applicable withholding taxes.

The following table and summary set forth potential payments payable to our current executive officers upon a change of control or termination of employment without cause or resignation for good reason following a change in control. Our Compensation Committee may in its discretion revise, amend or add to the benefits if it deems advisable. The table below reflects amounts payable to our executive officers based on the employment agreements with the executive officers as described above assuming the change of control occurred on, and their employment was terminated on, December 31, 2010:

	Upon Change in Control						Upon Termination Without Cause or Resignation for Good Reason Following a Change in Control
Name	Salary	Bonus	Benefits	Stock Awards (1)	Option Awards (2)	Total	Salary (3)	Bonus	Benefits (4)	Stock Awards (1)(5)	Option Awards (2)(6)	Total
Tina S. Nova, Ph.D.	$—	$—	$—	$450,695	$—	$450,695	$855,000	$—	$198,774	$901,390	$—	$1,955,164
Samuel D. Riccitelli	—	—	—	216,907	—	216,907	465,000	—	63,877	433,815	—	962,692
Douglas A. Schuling	—	—	—	156,757	—	156,757	365,000	—	67,160	313,513	—	745,673
Christian V. Kuhlen, M.D., Esq.	—	—	—	77,903	19,720	97,623	310,000	—	56,551	155,806	39,441	561,798

(1)	Calculated the value of the applicable acceleration using the market price as of December 31, 2010 as the Company’s stock awards require no cash payments from employees.
(2)	Calculated the value of the applicable acceleration using the spread between the exercise and market price as of December 31, 2010.
(3)	Represents 18 months of continued salary for Dr. Nova and 12 months of continued salary for Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen, each based upon their base salary as of December 31, 2010.
(4)	Included within the “Benefits” column is the total amount of accrued vacation that would be paid out to each of our named executive officers if their employment was terminated on December 31, 2010, which represents $178,424 for Dr. Nova, $43,305 for Mr. Riccitelli, $46,588 for Mr. Schuling, and $41,135 for Dr. Kuhlen. The remaining amounts of $20,350 for Dr. Nova, $20,572 for Mr. Riccitelli and Mr. Schuling, and $15,417 for Dr. Kuhlen, represent continued COBRA health benefits of 18 months for Dr. Nova and 12 months for Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen.
(5)	Upon termination without cause prior to a change in control, Dr. Nova, Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen will receive the same salary and benefits referenced in the chart above and will receive an additional 18 months, in the case of Dr. Nova, or 12 months, in the case of Mr. Riccitelli, Mr. Schuling and Dr. Kuhlen (six months for Dr. Kuhlen’s 2008 stock grants), of accelerated vesting of their RSU awards with values of $624,173, $171,814, $121,728, and $56,822, respectively.
(6)	Upon termination without cause prior to a change in control Dr. Kuhlen will receive the same salary and benefits referenced in the chart above and will receive an additional 12 months of accelerated vesting of his stock option award with a value of $39,441.

DIRECTOR COMPENSATION

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2010 to each of our non-employee directors:

Name	Fees Earned or Paid In Cash ($) (1)	RSU Awards ($) (2)(3)	Option Awards ($) (2)(4)	Total ($)
Timothy M. Buono	$22,917	$—	$—	$22,917
Robert E. Curry, Ph.D. (5)	52,500	62,925	40,166	155,591
Karin Eastham (6)	49,375	62,925	40,166	152,466
Michael A. Henos (7)	45,000	62,925	40,166	148,091
Laurence R. McCarthy, Ph.D. (8)	40,000	62,925	40,166	143,091
Geoffrey M. Parker (9)	26,250	125,850	117,236	269,336
Andrew E. Senyei, M.D. (10)	75,000	125,850	80,333	281,183
Christine A. White, M.D. (11)	43,958	62,925	40,166	147,050

(1)	Our Non-Employee Director Compensation Policy became effective for all of our non-employee directors on the effective date of our initial public offering in October 2007 and was revised in May 2008. The amounts in this column represent the amounts paid in annual retainers to our non-employee directors for their service on the Board of Directors and committees of the Board in 2010.
(2)	Represents the full grant date fair value of RSU and option awards for 2010, calculated in accordance with FASB ASC Topic 718. The full grant date fair value of the RSU awards granted on June 1, 2010, to each of the above directors, were calculated at their intrinsic value using grant date market values of $25.17, respectively. The full grant date fair value of the stock option awards granted on June 1, 2010, to each of the above directors, were determined using the Black-Scholes option pricing model based on the following assumptions: an expected volatility of 44%; an expected term to exercise of 5.27 years from the date of grant; a risk-free interest rate of 2.43%; and a dividend yield of 0%, resulting in a valuation per share of $10.71.
(3)	Initial RSU awards vest in equal installments on a quarterly basis over three years and annual RSU awards vest in equal installments on a quarterly basis over one year. In addition, if a change in control occurs, then the vesting and exercisability of the directors’ RSU awards will accelerate in full.
(4)	Option awards vest in equal installments on a monthly basis over three years for initial stock option awards and over one year for annual stock option awards. In addition, if a change in control occurs, then the vesting and exercisability of the directors’ options will accelerate in full.
(5)	The aggregate number of outstanding RSU awards was 3,125 and outstanding option awards was 36,000 as of December 31, 2010. The grant date fair value of the option awards and intrinsic value of the RSU awards granted in 2010 is as follows:

			Stock Awards		Option Awards
Grant Date	Term (years)	Vesting	Number of Shares	Intrinsic Value ($)	Number of Shares	Exercise Price ($/share)	Grant Date Fair Value ($)
06/01/10	1	1 year (1/12th monthly)	—	$—	3,750	$25.17	$40,166
06/01/10	1	1 year (1/4th quarterly)	2,500	62,925	—	—	—

(6)	The aggregate number of outstanding RSU awards were 2,500 and outstanding option awards were 17,500 as of December 31, 2010. The grant date fair value of the option awards and intrinsic value of the RSU awards granted in 2010 is as follows:

			Stock Awards		Option Awards
Grant Date	Term (years)	Vesting	Number of Shares	Intrinsic Value ($)	Number of Shares	Exercise Price ($/share)	Grant Date Fair Value ($)
06/01/10	1	1 year (1/12th monthly)	—	$—	3,750	$25.17	$40,166
06/01/10	1	1 year (1/4th quarterly)	2,500	62,925	—	—	—

(7)	The aggregate number of outstanding RSU awards was 2,084 and outstanding option awards was 20,069 as of December 31, 2010. The grant date fair value of the option awards and intrinsic value of the RSU awards granted in 2010 are as follows:

			Stock Awards		Option Awards
Grant Date	Term (years)	Vesting	Number of Shares	Intrinsic Value ($)	Number of Shares	Exercise Price ($/share)	Grant Date Fair Value ($)
06/01/10	1	1 year (1/12th monthly)	—	$—	3,750	$25.17	$40,166
06/01/10	1	1 year (1/4th quarterly)	2,500	62,925	—	—	—

(8)	The aggregate number of outstanding RSU awards was 3,125 and outstanding option awards was 17,500 as of December 31, 2010. The grant date fair value of the option awards and intrinsic value of the RSU awards granted in 2010 is as follows:

			Stock Awards		Option Awards
Grant Date	Term (years)	Vesting	Number of Shares	Intrinsic Value ($)	Number of Shares	Exercise Price ($/share)	Grant Date Fair Value ($)
06/01/10	1	1 year (1/12th monthly)	—	$—	3,750	$25.17	$40,166
06/01/10	1	1 year (1/4th quarterly)	2,500	62,925	—	—	—

(9)	The aggregate number of outstanding RSU awards was 4,167 and outstanding option awards was 10,000 as of December 31, 2010. The grant date fair value of the option awards and intrinsic value of the RSU awards granted in 2010 is as follows:

			Stock Awards		Option Awards
Grant Date	Term (years)	Vesting	Number of Shares	Intrinsic Value ($)	Number of Shares	Exercise Price ($/share)	Grant Date Fair Value ($)
06/01/10	1	1 year (1/12th monthly)	—	$—	10,000	$25.17	$117,236
06/01/10	1	1 year (1/4th quarterly)	5,000	125,850	—	—	—

(10)	The aggregate number of outstanding RSU awards was 5,000 and outstanding option awards was 42,500 as of December 31, 2010. The grant date fair value of the option awards and intrinsic value of the RSU awards granted in 2010 is as follows:

			Stock Awards		Option Awards
Grant Date	Term (years)	Vesting	Number of Shares	Intrinsic Value ($)	Number of Shares	Exercise Price ($/share)	Grant Date Fair Value ($)
06/01/10	1	1 year (1/12th monthly)	—	$—	7,500	$25.17	$80,333
06/01/10	1	1 year (1/4th quarterly)	5,000	125,850	—	—	—

(11)	The aggregate number of outstanding RSU awards was 3,334 and outstanding option awards was 15,625 as of December 31, 2010. The grant date fair value of the option awards and intrinsic value of the RSU awards granted in 2010 are as follows:

			Stock Awards		Option Awards
Grant Date	Term (years)	Vesting	Number of Shares	Intrinsic Value ($)	Number of Shares	Exercise Price ($/share)	Grant Date Fair Value ($)
06/01/10	1	1 year (1/12th monthly)	—	$—	3,750	$25.17	$40,166
06/01/10	1	1 year (1/4th quarterly)	2,500	62,925	—	—	—

We also reimburse and will continue to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our Board of Directors and committees of the Board.

Pursuant to the Non-Employee Director Compensation Policy, each member of our Board of Directors who is not our employee receives the following cash compensation for Board services, as applicable:

•	$35,000 per year for service as a Board member;

•	$30,000 per year for service as the Chairman of the Board;

•	$15,000 per year for service as Chairperson of the Audit Committee and $7,500 for service as a member of such committee;

•	$10,000 per year for service as Chairperson of the Compensation Committee or the Compliance Committee and $5,000 for service as a member of either committee; and

•	$5,000 per year for service as Chairperson of the Nominating and Corporate Governance Committee and $2,500 for service as a member of such committee.

The Non-Employee Director Compensation Policy requires that members of our Board of Directors endeavor to attend at least 75% of the Board meetings and the committees on which a particular director serves.

In addition, our non-employee directors receive initial and annual, automatic, non-discretionary grants of nonqualified stock options under the terms and provisions of our 2007 Non-Employee Directors Stock Option Plan (the “2007 Directors’ Plan”) and initial and annual, automatic, non-discretionary grants of RSU awards under the terms and provisions of our 2007 EIP and our Non-Employee Director Compensation Policy.

Each new non-employee director joining our Board of Directors is automatically granted a non-statutory stock option to purchase 10,000 shares of our Common Stock with an exercise price equal to the then fair market value of our Common Stock under our 2007 Directors’ Plan. On the date of each annual meeting of our stockholders, each non-employee director is also automatically granted a non-statutory stock option to purchase 3,750 shares of our Common Stock on that date with an exercise price equal to the then fair market value of our Common Stock under our 2007 Directors’ Plan. Initial grants vest monthly over three years and annual grants vest in 12 equal monthly installments. All stock options granted under our 2007 Directors’ Plan have a term of 10 years and vesting automatically accelerates upon the closing of a change in control transaction.

Each new non-employee director joining our Board of Directors automatically receives a RSU award grant of 5,000 shares of Common Stock under our 2007 EIP. On the date of each annual meeting of our stockholders, each non-employee director also automatically receives a RSU award grant of 2,500 shares of our Common Stock on that date under our 2007 EIP. Initial grants vest quarterly over three years and annual grants vest in four equal quarterly installments. All RSU awards granted under our 2007 EIP have a term of 10 years and vesting automatically accelerates upon the closing of a change in control transaction.

The Non-Employee Director Compensation Policy further provides that the Chair of the Board of Directors receives twice the number of shares subject to the annual stock option and RSU awards for service as Chair of the Board and, in the event the Chair of the Board is first elected to the Board and as its Chair simultaneously, the Chair of the Board would receive twice the number of shares subject to the initial stock option and RSU awards.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH RELATED PERSONS

Indemnification Agreements

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

RELATED-PERSON TRANSACTIONS POLICY AND PROCEDURES

We have adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director or a holder of more than 5% of our Common Stock, including any of their immediate family members and any entity owned or controlled by such persons.

Each director and executive officer is responsible for identifying to our management any related-person transaction. Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where review by our Audit Committee would be inappropriate, to another independent body of our Board of Directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our Audit Committee takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself form the deliberations and approval. Our policy requires that, in reviewing a related-person transaction, our Audit Committee must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and that of our stockholders, as our Audit Committee determines in the good faith exercise of its discretion. We did not previously have a formal policy concerning transactions with related persons.

Employment Agreements

We have entered into employment arrangements with our executive officers, as more fully described under —“Post Employment Compensation—Potential Payment Under Employment Arrangements.”

Stock Options and RSU Awards Granted to Executive Officers and Directors

We have granted stock options and RSU awards to our executive officers and directors, as more fully described under—“Director Compensation” and “Executive Compensation” above.

ANNEX II

745 Seventh Avenue New York, NY 10019 United States

January 23, 2011

Board of Directors

Genoptix, Inc.

1811 Aston Avenue

Carlsbad, CA 92008

Members of the Board of Directors:

We understand that Genoptix, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Novartis Finance Corporation (“Parent”), an indirect wholly-owned subsidiary of Novartis AG (“Novartis”), pursuant to which (i) Parent will cause its wholly-owned subsidiary GO Merger Sub, Inc. (“Merger Sub”) to commence a tender offer (the “Tender Offer”) for all of the shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a price per share equal to $25.00 payable in cash (such per share amount, the “Consideration”) and (ii) following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) with the Company surviving the Merger and upon effectiveness of the Merger, each issued and outstanding share of Company Common Stock other than (a) shares of Company Common Stock to be cancelled pursuant to the terms of the Agreement (as defined below) and (b) Dissenting Shares (as defined in the Agreement), shall be converted into the right to receive an amount equal to $25.00 in cash. The terms and conditions of the Proposed Transaction are set forth in more detail in the draft of the Agreement and Plan of Merger among the Company, Parent and Merger Sub dated as of January 23, 2011 (the “Agreement”) and the summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of January 23, 2011 and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2010, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company, (4) a trading history of the Company’s common stock from December 13, 2009 to December 13, 2010 and a comparison of that trading history with those of other companies and indices that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (7) the results of our efforts to solicit indications of interest from third parties with respect to a sale of the Company and (8) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion, and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and Parent or its affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (i) acted as bookrunner on Novartis’ $5.0 billion bond issuance on March 16, 2010, (ii) acted as bookrunner on Novartis’ €1.5 billion bond issuance on June 15, 2009, (iii) acted as co-manager on Novartis’ $5.0 billion bond issuance on February 10, 2009, (iv) served as dealer for Novartis’ US commercial paper program, (v) served as dealer for Novartis’ Euro MTN program, (vi) participated in Novartis $4.5 billion revolving credit facility and (vii) engaged in various hedging, derivative and other risk management transactions for Novartis or its affiliates. In addition, Hans-Joerg Rudloff, Chairman of Barclays Capital Inc., is a member of the Board of Directors of Novartis.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent and their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the Consideration to be offered to the stockholders in connection with the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF

APPRAISAL

Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is

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otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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